EXHIBIT 3

Cameco Corporation

2004 Management’s Discussion and Analysis

Management’s Discussion & Analysis
March 15, 2005

This management’s discussion and analysis (MD&A) is designed to provide investors with an informed discussion of Cameco’s business activities and reflects events known to management to March 15, 2005.

HOW TO USE THIS MD&A

For those less familiar with Cameco, the MD&A is ordered so that readers can first be introduced to the company, and then learn about its business environments, strategies, key performance drivers, capability to deliver, 2004 consolidated results, 2005 outlook, liquidity and capital resources and risk factors.

The following is a summary of the key sections of this MD&A.

OVERVIEW

Vision

Cameco will be a dominant nuclear energy company, producing uranium fuel and generating clean electricity.

Profile

Our business is nuclear energy. We are a leading global supplier of uranium fuel and a growing supplier of clean electricity. We deliver shareholder value by using our unique assets, employee experience and industry knowledge to meet the world’s rising demand for clean, safe and reliable energy.

We place the safety of our workforce, the public and the environment above all else.

We achieve sustainable growth by combining prudent financial management with personal conduct that reflects our values.

The key measures of our success are a safe, healthy and rewarding workplace, a clean environment, supportive communities and solid financial performance—all reflected in a growing return to shareholders.

Values

We value the contribution of every employee. We seek strong relationships based on honest communications with employees and their families, customers, shareholders and suppliers.

We pursue excellence in all undertakings and value people who strive to produce work of the highest quality. We encourage creativity, innovation and continual improvement.

We seek to earn the respect of all people with whom we interact. We inspire trust based on honest, fair and ethical behaviour.

Our operations provide a safe human and physical environment. We are committed to practices that promote the health of employees and safeguard the environment in areas affected by the facilities we operate during and after their utilization.

CAMECO’s BUSINESSES

Cameco is involved in four business segments:

•       uranium

•       conversion services

•       nuclear electricity generation

•       gold

The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated approximately 16% of the world’s electricity.

The major stages in the production of nuclear fuel are uranium exploration, mining and milling, refining and conversion, enrichment and fuel fabrication. Once a commercial uranium deposit is discovered and reserves delineated, regulatory approval to mine is sought. Following regulatory approval, the mine is developed, and ore is extracted and upgraded at a mill to produce uranium concentrate. Uranium mining companies sell uranium concentrates to nuclear electricity generating companies around the world on the basis of the U3O8 contained in the concentrates. These utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.

Cameco is the world’s largest uranium producer accounting for 20% of the world’s production in 2004 and backed by more than 553 million pounds of proven and probable reserves of uranium. We have controlling ownership of the world’s largest high-grade reserves and low-cost operations in northern Saskatchewan. Cameco operates four mines in Canada and the United States, as well as two mines under development in Canada and Central Asia.

The company is an integrated uranium fuel supplier with refining facilities at Blind River and conversion facilities at Port Hope, both located in Ontario, Canada. Uranium concentrates are shipped to Blind River for refining into uranium trioxide (UO3) and to Port Hope for conversion services. The Port Hope plant can produce 20% of the world’s annual requirements of uranium hexafluoride (UF6) used in making fuel for light water reactors. In addition, Port Hope is the world’s only commercial producer of natural uranium dioxide (UO2), the fuel used by all Canadian-designed Candu reactors. The products from these sites are used to produce fuel for nuclear power reactors.

Through its 31.6% interest in the Bruce Power Limited Partnership, which operates the Bruce Power nuclear generating station located in southern Ontario, Cameco generates clean electricity. Cameco is the sole fuel supplier to Bruce Power which leases eight nuclear power reactors, two of which have been out of service since 1995 and 1997. Bruce Power’s operating plants have a combined net generation capacity of 4,700 megawatts (MW), which is enough to meet the residential and industrial needs of a city the size of Toronto, Ontario.

Cameco has a 52.7% interest in Centerra Gold Inc., which began trading on the Toronto Stock Exchange in June 2004. Cameco transferred substantially all its gold assets to Centerra as part of the strategy to unlock the value of those assets. Centerra is a leading North American gold producer and the largest western-based gold producer in Central Asia. Centerra is focused on growth through exploration and acquisition of gold properties in Central Asia, the former Soviet Union and other emerging markets. Centerra operates two gold mines, located in the Kyrgyz Republic and Mongolia, and holds a number of exploration properties in Asia and North America.

GROWTH STRATEGY

Cameco’s vision is to be a dominant nuclear energy company, producing uranium fuel and generating clean electricity. Cameco’s main strategies are to:

•	build on the company’s competitive advantages in the uranium and conversion businesses, including leveraging our uranium exploration expertise,

•	continue vertical integration within nuclear fuel supply, and

•	expand our nuclear generation capacity.

Our specific strategies in the uranium and conversion businesses, the company’s core businesses, are discussed on pages 8 and 22, respectively, of this MD&A.

In pursuing further integration in nuclear fuel supply and expansion in nuclear power generation, our goals are to:

•	earn a sufficient rate of return to provide a basis for long-term profitability,

•	provide nuclear fuel supply where possible and link to core assets and competencies,

•	capture the value added to uranium in each step of the fuel cycle, including the enormous energy value in the final production of clean electricity generation,

•	strengthen Cameco’s foundation for further expansion in the nuclear fuel cycle,

•	achieve a reward commensurate with the risks taken, and

•	not unduly risk Cameco’s overall viability.

The key strategies are to:

•	pursue the most appropriate investments by considering opportunities in all aspects of the nuclear fuel cycle,

•	guide and support Bruce Power’s growth strategy,

•	seek opportunities to facilitate positive change in the nuclear industry by supporting or leading the development, assessment or licensing of new technology, market structures and regulatory processes, and

•	pursue partnering opportunities in new reactor construction and completions by leveraging fuel-supply relationships, developing expertise in new fuel requirements, and enhancing relationships with industry leaders in reactor technology, and, seeking active ownership to allow, where possible, participation in management oversight of generation facilities.

In addition, Cameco seeks to increase nuclear power’s contribution to global energy supply through two major strategies to:

•	participate in related technologies that support nuclear energy development, and

•	promote industry initiatives to position nuclear power as an important factor in addressing clean air and climate change by providing leadership and resources to key industry associations, developing government relationships and further enhancing nuclear’s environmental and safety reputation.

TRENDS IN THE NUCLEAR POWER INDUSTRY

A number of evolving trends in the nuclear power industry have the potential to affect Cameco’s uranium and conversion businesses.

Current Status and Growth

Reactors — Operating, Planned and Under Construction

 There are 439 reactors operating worldwide, and a total of 69 new reactors that are under construction or planned for completion within the next 10 years (as of January 2005). This more than offsets 38 planned closures for a net increase of 31 reactors during the period. Planned changes in the number of reactors include:

•	In Asia, 42 new reactors are offset by 4 closures for a net increase of 38 reactors as energy demand responds to rapid economic expansion. Half of this growth will occur in China and India with plans for an increase of 11 and 9 reactors respectively.

•	In Eastern Europe, it is anticipated that 14 new reactors will begin operating and four existing reactors close for a net increase of 10 reactors.

•	In Western Europe, nine countries are expected to close 29 reactors, with most of the closures occurring in the UK and Germany. Only Finland and France are building new plants, bringing the net loss to 27.

•	In the US, the Tennessee Valley Authority is proceeding with a restart program for Unit 1 of its Browns Ferry nuclear station.

•	In Canada, Ontario Power Generation Inc. (OPG) plans to restart three Pickering units (one restart is currently approved). Although not included in the growth projections above, our Bruce Power partnership is assessing the feasibility of restarting its remaining two “A” units.

•	Other countries plan to start seven new reactors, offset by one closure for six additional reactors beginning operations during this period.

Pending

Several non-nuclear countries including Indonesia, Turkey, Egypt, Vietnam and Kazakhstan are considering nuclear programs.

Plant Performance

Capacity Factors

 In 2004, the global gross average capacity factor among nuclear generators rose to almost 79% from 76% in 2003. The increase was due to record setting performance by nuclear plants in the US and Sweden, Japan’s recovery from a number of shutdowns required by regulators, and a full year’s performance from three reactors in Canada that had been laid up for several years. Global capacity factors were also affected by good reactor performance in several other countries.

Operating Cost

 In 2003, the latest year for which data is available, the direct costs of US nuclear electricity production were lower than coal and second only to hydro for the fifth consecutive year. US nuclear production costs were 1.7 cents per kilowatt-hour, 1.8 cents for coal, and more than 5.5 cents for oil and gas.

Nuclear Acceptance

Positive Trends

North America
 Public support for nuclear power in the US is trending higher. A poll, conducted by the Nuclear Energy Institute in 2004, showed that 67% of people favoured the use of nuclear power. The US Department of Energy’s (DOE) 2004 strategic plan includes an initiative to support the ordering of at least one new nuclear reactor in the 2010 timeframe. In response, three industry consortia have been formed to advance the licensing of new reactor models. This should result in the certification of an advanced reactor design that will qualify for combined construction and operating licences, thereby positioning consortia members to proceed with construction.

The market for US nuclear generation assets has become more competitive. Capital markets have become receptive to financing nuclear generation. In its most recent global energy outlook, the US DOE has again projected a greater role (relative to its previous forecast) for nuclear power over the next 15 years.

In Canada, the restart of OPG’s Pickering Unit 1 was approved in recognition of the need for nuclear power to support demand growth and clean-air initiatives. Private investment is expected to play a significant role in developing Ontario’s nuclear capacity.

Europe
 The link between clean air and nuclear power is increasingly recognized by influential non-nuclear entities including the European Commission’s research department. In addition, leading international environmentalists, such as James Lovelock, Hugh Montefiore and Patrick Moore, are emerging as strong advocates of new nuclear construction.

The Prime Minister of the United Kingdom recently acknowledged that new nuclear construction must be considered in the UK’s plans to reduce greenhouse gas emissions.

Several countries including the US and the UK, along with the European Union (EU) have recognized the strategic risk of over-reliance on natural gas. The International Atomic Energy Agency (IAEA) has launched an international research initiative on the development of small reactors.

Negative Trends

 Nuclear phase-outs are mandated in Germany, Netherlands, Spain and Belgium, although reassessments are likely to continue. The Swedish government has terminated discussions with the Swedish nuclear power industry on an agreement for a nuclear phase-out policy and has ordered the shutdown of one reactor in May 2005.

Safety problems and suspected cover up attempts have undermined public confidence in Japan’s nuclear energy program, but Japan has recently announced that its nuclear energy capacity should double.

Although progress is being made in several countries on the management of radioactive waste from the nuclear fuel cycle, there remains strong opposition among the environmental community.

Summary of Trends

The nuclear industry is experiencing stable growth in the form of capacity factor improvements, refurbishments, life extensions and, in Asia, aggressive new-build programs. It is difficult to determine which factors will dominate the outlook for nuclear in the long term. However, the demand for nuclear power is expected to grow even more significantly as increasing electricity demand, the need for non-emitting baseload energy and security of supply begin to take hold globally.

Overall, these indicators are expected to support a stable demand trend for uranium and conversion services in the next 10 years with the potential for accelerated growth if nuclear energy continues to gain broader acceptance in the world.

URANIUM BUSINESS

Worldwide Uranium Supply and Demand

The uranium market supply and demand fundamentals continued to strengthen in 2004, indicating a need for more primary mine production over the coming decade. During the past 20 years, uranium consumption has exceeded mine production by a wide margin, with the difference being made up by secondary supply sources such as various types of inventory and recycled products. While there are still inventories, they are considerably reduced and more may be classified as strategic rather than excess.

In 2003, there were uranium production interruptions and supply announcements that caused utilities to re-examine their policy of maintaining low inventories. In addition, the weakening US dollar (compared to the currencies of almost all producer countries) meant that producers were realizing less revenue for each pound of uranium sold in US dollars. These factors contributed to the escalation of uranium prices in the last four months of 2003. In 2004, this upward trend continued, with spot prices increasing by 43% and long-term price indicators rising by 61%.

However, for the most part, the strengthening uranium price reflects tightening supply and the recognition that new investment is needed to encourage exploration for additional reserves and to build new mines. Much of the known world uranium resources cannot be economically brought into production without higher prices. And due to low uranium prices over the past two decades, little exploration has been conducted. As a result of this under-investment in exploration, very few new discoveries have been made. Even with the production from these potential mines, there could be periods of supply tightness causing uranium prices to become quite volatile.

Sustained prices higher than what have been experienced over the past 10 to 20 years are needed to ensure that production expands to meet growing requirements. We believe that over the next 10 to 20 years, increased exploration and development will ensure enough uranium will be found and developed to supply an expanding nuclear power industry. Cameco is positioned to benefit through its control of more than 60% of new uranium production that is currently planned and through its continued support of exploration for new uranium deposits.

Uranium Demand

 Current nuclear power trends are generally positive. However, it is difficult to know whether these trends and the national debates on the long-term future of nuclear power will result in more or less favourable conditions for the nuclear industry. New plant construction, improved reactor operations, uprates and the extension of reactor lives make it highly likely that, at a minimum, the current demand for uranium will continue for several decades. In the near term, perceptions that uranium supplies are ample are beginning to change as excess inventories decline. Uranium prices have responded as spot prices rose during 2004 to $20.60 (US) per pound from $14.45 (US) a year earlier. As inventories continue to decrease, it is expected that uranium prices will more closely reflect the cost of primary mine production, including a reasonable return on new investment.

World uranium consumption totalled about 180 million pounds in 2004. Of that, western world consumption was about 159 million pounds, up from an estimated 155 million pounds largely as a result of members being added to the European Union. Cameco estimates that annual world uranium consumption will reach almost 210 million pounds in 2014, reflecting an annual growth rate of 1.7%. Demand in Russia, Eastern Europe and China was about 21 million pounds in 2004 and is expected to increase to about 35 million pounds in 2014. Western world consumption is expected to increase to 175 million pounds in the 10-year period. In 2005, world demand is expected to increase to about 184 million pounds while western world demand is forecast to rise to 162 million pounds.

In 2004, eight reactors were connected to electricity grids, two each in South Korea and Ukraine, and one each in China, Japan, Russia and Canada. Three of these entered commercial operation in 2004, with the remainder expected in 2005. There were five closures in 2004, four in the United Kingdom and one in Lithuania. The net result was a 6.2 gigawatt (GWe) increase in world nuclear capacity.

Uranium Supply

World uranium supply comes from primary mine production and a number of secondary sources.

Mine Production

 World production in 2004 was about 104 million pounds U3O8, up 12% from 93 million pounds in 2003, largely as a result of Cameco’s McArthur River mine recovering from operating difficulties in 2003. World production is expected to increase marginally in 2005.

In 2004, the world’s major uranium producers continued to be affected by the weakening US dollar. While most uranium is sold in US dollars, most of the world’s production comes from outside the US. Uranium spot prices increased by 43% in 2004 and uranium long-term prices by 61%, but this was somewhat offset by the strength of other currencies against the US dollar. For example, the uranium spot price only increased by 33% in Canadian dollars in 2004, 37% in Australian dollars, and 22% in South African rand. The countries affected by these currency changes produced about 61% of world production in 2004. As a consequence, this trend in relative currency values has increased the need for sustained higher prices to stimulate exploration and new production.

Secondary Sources

 Secondary sources of supply consist of surplus military materials, excess inventory and recycled products. Recycled products include reprocessed uranium, mixed oxide fuel and re-enriched tails material. Some utilities use reprocessed uranium and mixed oxide fuel from used reactor fuel. In recent years, another source of supply has been re-enriched depleted uranium tails generated using excess enrichment capacity. We estimate that these recycled products will account for about 8% of western world demand over the next 10 years. With the exception of recycled material, secondary supplies are finite. Recycled products are currently a high-cost fuel alternative and are used by utilities in only a few countries.

One of the largest sources of secondary supply is the uranium derived from Russian highly enriched uranium (HEU). As a result of the 1993 HEU agreement between the US and Russia to reduce the number of nuclear weapons, additional supplies of uranium have been available to the market. Under the 20-year agreement, weapons-grade HEU is blended down in Russia to low enriched uranium (LEU) capable of being used in western world nuclear power plants. Uranium derived from Russian HEU could meet 11% of western world demand over the next 10 years.

The other large source of secondary supply is excess inventories. Prior to 1985, uranium mine production exceeded reactor requirements due, in large part, to government incentive programs that anticipated rapid growth of nuclear generated electricity. The result was a buildup of large inventories, both in the commercial and government sectors. Over the past 20 years, uranium mine production has been less than annual requirements and the company believes that most of these inventories have been consumed.

Cameco estimates the drawdown in 2004 of excess inventory held by western world utilities, producers, governments and other industry participants was in the range of 25 million pounds U3O8. Inventory drawdown in 2005 is expected to be somewhat lower than in 2004, reflecting declining inventory availability.

Uranium Markets

Utilities secure the majority of their uranium requirements (80% to 90% in recent years) by entering into medium-term (three to five years) and long-term (more than five years) contracts with uranium suppliers. These contracts usually provide for deliveries to begin two to three years after contracts are finalized. In awarding contracts, utilities consider the commercial terms offered, including price, and the producer’s record of performance and uranium reserves.

There are a number of pricing formulas, including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions that affect the amount ultimately paid.

Utilities acquire the remainder of their uranium requirements through spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory, including utilities, producers and governments.

Uranium Spot Market

 Spot market volume for 2004 totalled 18 million pounds of uranium, about 18% less than the 22 million pounds in 2003. The spot market represented about 11% of the western world’s uranium consumption in 2004, a modest decrease from 2003.

Lower spot demand in 2004 can be attributed to buyers with near-term requirements exercising upward volume flexibilities under existing contracts in an effort to avoid the higher prices in the spot market. In 2004, about 88% of spot market transactions were conducted off-market as buyers attempted to minimize upward pressure on prices. Discretionary buying represented a higher proportion of spot buying in 2004 than in 2003, indicating that some market participants anticipate continued spot price increases.

Over 2004, the spot price increased by 43% to end the year at $20.60 (US) per pound of uranium.

Looking to 2005, we expect spot uranium demand to be about the same level as 2004. Utilities’ requirements are generally well covered for 2005 and early 2006. Where uncovered requirements exist, Cameco expects utilities will, to the extent they can, take advantage of upward quantity flexibilities under older, lower priced contracts, rather than come to the spot market.

The recent trend of spot transactions being conducted quietly off-market is expected to continue in 2005. As was the case in 2004, there are a limited number of sellers with supply available for sale in the spot market in 2005.

Long-Term Uranium Market

Long-term contracting in 2004 is estimated to have been about 90 million pounds of uranium, an increase over the 75 million pounds estimated for 2003.

The industry average long-term price (according to industry sources TradeTech and Ux) on December 31, 2004 was $25.00 (US) per pound of uranium, up from $23.00 (US) at the end of the third quarter, and $15.50 (US) at the end of 2003.

We expect long-term contracting activity in 2005 will remain at about this level, as those utilities that have attempted to wait for prices to decline will be required to go to the market to begin filling uncovered requirements.

Dynamics have shifted to a more seller-oriented market, and we expect sellers will increasingly prefer to enter into longer-term deals. At the same time, some utilities, in particular those that are looking at the market fundamentals more strategically, and are concerned about supply beyond the end of this decade, are also interested in entering into longer-term contracts with sellers that can offer reliable supply over the longer term.

Uranium Business — Key Performance Drivers

The major factors that drive Cameco’s uranium business results are:

•	prices — spot and long-term,

•	volume — sales, production, purchases,

•	costs — production and purchases, and

•	the relationship between the US and Canadian dollars.

Prices — Spot/Long-Term

Background

While Cameco generally does not sell uranium in the spot market, about 60% of the company’s uranium under its long-term contracts is sold at prices that reference the spot market price near the time of delivery. The remaining 40% is sold at fixed prices or base prices escalated by an inflation index. Uranium is priced in US dollars per pound U3O8 .

Most of the company’s spot market-related contracts were entered into a number of years ago when the average spot price was half the 2004 year-end price of $20.60 (US) per pound. These contracts generally contain ceiling prices. Due to the rapid increase in the uranium spot price in the latter part of 2003 and in 2004, a number of spot-market-related contracts reached ceiling prices. The impact of ceiling prices became significant as the spot price moved into the $14.00 (US) range.

Many of Cameco’s fixed/base-price contracts were also entered into during the same period, when the long-term price indicator averaged less than $11.00 (US) per pound compared to the 2004 average of more than $20.00 (US) per pound. Long-term price indicators provide guidance on the level of fixed prices being signed in the long-term contract market. As a result, some of Cameco’s current fixed-price contracts reflect the low long-term prices from the earlier periods.

The benefit of improved spot prices was partially offset by a less favourable foreign exchange rate. As a result, Cameco’s average realized price for uranium sales was $12.89 (US) per pound of uranium compared to an average spot price of $18.60 (US) and average long-term price of $20.00 (US) in 2004.

Uranium Price Sensitivity 2005

For deliveries in 2005, a $1.00 (US) per pound change in the U3O8 spot price from the year-end level of $20.60 (US) per pound would change revenue by about $5 million (Cdn), net earnings by about $3 million (Cdn) and cash flows by about $4 million. This sensitivity assumes that 1.00 US dollar is equivalent to 1.32 Canadian dollars. Please see uranium price sensitivity discussion below.

Uranium Price Sensitivity Analysis 2005 to 2008

The impact of the current higher spot prices and long-term price indicators will benefit Cameco in the longer term as the company delivers uranium in the future under new contracts signed in the current environment.

Of note, at the end of 2004, the average uranium spot price was $20.60 (US), while the long-term price indicator was $25.00 (US). Historically, long-term prices have generally been at a premium of $1.00 to $2.00 over prevailing spot prices. At the end of 2004, that difference was about $4.00 (US) per pound. This spread is the consequence of the relatively low level of activity in the spot market over the last year or so, compared to the higher level of activity in the long-term market.

Current market fundamentals suggest that both spot and long-term prices should continue to strengthen, and we expect the spot price to move up somewhat more than the long-term price, so that the differential will move back to the more traditional spread of $1.00 to $2.00 (US).

Given the level of sales targeted each year (33 million pounds in 2005), the company is continually in the market signing new contracts for deliveries that will begin two to three years hence. About 25% to 30% of the current contract portfolio expires each year, and is replaced in large part with contracts that were entered into in the past two to three years.
During this period of increasing spot and long-term prices, the company has continued to enter into new multi-year contracts with improved terms. The new contract portfolio will reflect a mix of fixed and market-related prices. For the time being, Cameco continues to target its traditional blend of pricing mechanisms, that is, 40% of sales volume with fixed pricing and 60% sensitive to market pricing. Contracts with market-related pricing will reference the spot or long-term price indicators quoted near the time of delivery. These market-related contracts typically contain ceiling and floor prices. However, in recent months, we have been offering ceiling prices much higher than current spot prices, if at all. We have also been negotiating floor price protection, which has been in the range of current spot prices.

The fixed-price contracts will have prices that were fixed at the time of contract signing. This means the company has contracts at fixed prices below and above the current spot market prices and they fall into the category of “insensitive” to market price.

We believe this contract mix continues to be appropriate given our view that market prices will strengthen. At the same time, this contract mix allows us to lock in the significant differential between current spot and long-term prices, and provides firm support for our growth strategy.

The following table indicates the approximate percentage of targeted sales volume that will be impacted by further increases in the market price above $20.60 (US) per pound U3O8. As shown in the table below, the proportion of targeted sales that is sensitive to further increases in the market price grows significantly in 2006 and continues in 2007 and 2008.

	% Sales Target
	2005	2006	2007	2008
Price Insensitive[1]	91%	65%	59%	43%
Price Sensitive[2]	9%	35%	41%	57%

[1] [2]	fixed-price contracts and market-related contracts not sensitive to increases in the spot price above year-end 2004 level of $20.60 (US) per pound market-related contracts plus uncommitted volumes

Volume — Sales, Production, Purchases

Sales Volume
 In 2004, Cameco sold more than 32 million pounds of uranium, representing a 9% decline from last year’s record quantity of 35 million pounds. Sales volumes were deliberately reduced to better reflect production and desired inventory levels. Cameco’s uranium sales volumes are expected to total more than 33 million pounds in 2005.

For the five-year period 2005 to 2009, Cameco has more than 120 million pounds of uranium sales committed. Of these sales commitments, about 70% will be delivered during 2005 to 2007. Cameco’s committed sales decline rapidly after 2007 and they will be replaced in the normal course with new contracts reflecting prevailing market conditions at the time they are completed.

Cameco sells more uranium than it produces from its mines. Cameco’s sales commitments are filled by a combination of sources consisting of mine production, long-term purchase arrangements, spot purchases and inventory.

Production Volume

Uranium Production

Cameco’s Share of	2005	2004	2003
Production (million lbs U3O8)	Planned	Actual	Actual
McArthur River/Key Lake	13.1	13.1	10.6
Rabbit Lake	5.8	5.4	5.9
Smith Ranch-Highland	1.5	1.2	1.2
Crow Butte	0.8	0.8	0.8
Total	21.2	20.5	18.5

McArthur River/Key Lake

 Production at McArthur River/Key Lake totalled 18.7 million pounds of uranium in 2004, 24% higher than in 2003. Cameco’s share was 70% or 13.1 million pounds. The increase was due to McArthur River producing for a full year, whereas in 2003 operating difficulties required the mine to be shut down for three months.

The Canadian Nuclear Safety Commission (CNSC) approved renewal of the operating licences for Key Lake and McArthur River on October 25, 2004 until October 31, 2008.

Cameco has applied for an increase in the annual licenced capacity at McArthur River and Key Lake to 22 million pounds per year compared to 18.7 million pounds currently. The CNSC has indicated that the application will require a screening level environmental assessment (EA) under the Canadian Environmental Assessment Act. We are hopeful for a decision from the CNSC late in 2005. If approval is received, Cameco expects it will take about two years to ramp up production. We are developing a plan to determine the optimal sustainable production rate, which may be less than the licensed capacity.

Production at McArthur River/Key Lake in 2005 is expected to remain at the same level as 2004. Production would increase modestly if the CNSC approves the capacity increases at these facilities in late 2005.

Rabbit Lake

 Rabbit Lake produced 5.4 million pounds U3O8 in 2004, down 8% from 2003. The decrease was due mainly to difficult mining conditions resulting in reduced mill feed.

Significant exploration drilling occurred in 2004 with over 52,500 metres drilled. The program has been successful to date, extending mine life to 2007. Additional underground and surface drilling will take place in 2005.

Rabbit Lake production is expected to increase modestly in 2005 over 2004.

Smith Ranch-Highland and Crow Butte

 The Smith Ranch-Highland (Wyoming) and Crow Butte (Nebraska) in-situ leach (ISL) mines produced a total of 2.0 million pounds of uranium in 2004. Production is expected to increase 15% in 2005 to 2.3 million pounds. We are planning to at least double production from Wyoming over the next several years to help meet the need for new uranium supply.

Uranium Projects

Cigar Lake

On December 21, 2004, after receiving a licence from the CNSC to construct a facility, the Cigar Lake joint venture decided to proceed with construction of the mine. Construction began on January 1, 2005 and will take about 27 months to complete. Assuming production begins in 2007, there will be a ramp up period of up to three years before the mine reaches expected full production of 18 million pounds per year. Cameco’s share is 50%.

In making the development decision, the Cigar Lake joint venture approved a construction budget of $450 million (Cameco’s share is $225 million) that includes surface and underground facilities at Cigar Lake as well as changes to the milling facilities at McClean Lake and Rabbit Lake. Proposed changes to the Rabbit Lake and McClean Lake facilities are subject to regulatory approvals.

Inkai

 The ISL test mine at Inkai in Kazakhstan produced 0.47 million pounds of uranium in 2004 (Cameco’s share is 60%).

The Inkai Joint Venture has decided to proceed with construction of the Inkai ISL mine. The joint venture intends to submit an environmental assessment and a design plan for the commercial facility to Kazakh regulatory authorities in the first half of 2005, with approval expected by third quarter 2005. Following approval, construction will begin with commercial production scheduled for late 2007. The Inkai Joint Venture has notified the Kazakh government that it intends to increase production to 5.2 million pounds per year at full capacity, up from the previous plan of 2.6 million pounds. The costs, net of sales proceeds from Inkai’s test production, are capitalized until commercial production is achieved. The test mine at Inkai is projected to produce 0.45 million pounds of uranium in 2005.

The capital cost, excluding sales proceeds, to bring the new ISL mine to production is now estimated at $83 million (US), up from the earlier estimate of $38 million (US). The increase is due to the decision to double the plant production capacity and to increases in the costs of construction materials and plant equipment. Cameco has agreed to fund up to $40 million (US) of development, which includes the original test mine, with an interest-bearing loan. The Inkai Joint Venture will fund the remainder. Repayment of the principal amount of the loan is expected to start once commercial production commences. The Inkai Joint Venture is obligated to repay the loan and interest. To the end of 2004, Cameco had advanced $28 million (US).

Uranium Exploration

 Cameco carries out mineral exploration for new uranium resources on substantial land holdings, principally located in two areas: the Athabasca basin of northern Saskatchewan and the Arnhem Land region in Northern Territory, Australia. The subdivision of lands (properties in which Cameco holds interests greater than 10%) and uranium exploration expenditures is as follows:

		2004 actual
	hectares at Dec. 31,	expenditures
Area	2004	(millions)

Saskatchewan	595,000	$8.9
Northwest Territories	133,000	$0.1
Australia	1,868,000	$5.1
Other	44,000	$2.9

Totals	2,640,000	$17.0

The majority of Cameco’s exploration lands are explored as joint ventures with other mining companies, most often with Cogema Resources Inc. At year-end 2004, Cameco operated about 80% of its exploration projects, including joint ventures. The majority of Cameco’s exploration projects are early to middle stage, on which indications of economic grades and quantities of uranium have not yet been identified.

In 2004, Cameco also carried out surface exploration near existing mines, specifically the Rabbit Lake and McArthur River operations, with the intent to locate new resources that could be developed to expand or extend these operations. This exploration, followed by underground drilling, was successful at Rabbit Lake adding 6.1 million pounds of probable reserves. Work on another advanced exploration project, the Cree Extension project, has advanced the Millennium discovery, initially made in 2000, to an indicated and inferred resource. For more information on the resources, see Cameco’s 2004 annual information form.

Cameco owned a 25.2% interest in UEX Corporation at December 31, 2004, a TSX-listed junior exploration company formed in 2002 from a combination of exploration assets previously held by Cameco and Pioneer Metals Corporation. Cameco has certain rights related to financing, milling, and marketing future uranium deposits discovered by UEX. Once Cameco’s interest falls below 20%, these special rights end. At December 31, 2004, the market value of Cameco’s interest in UEX was about $81 million.

Since many areas of the world are known to host numerous types of uranium mineralization, Cameco actively investigates the uranium exploration potential of areas other than those described above. No major exploration projects are currently being undertaken in areas outside Canada and Australia.

Purchases

Cameco also has purchase commitments for uranium products and services from various sources. At the end of 2004, these purchase commitments totalled 71 million pounds uranium equivalent (most is in the form of UF6) from 2005 to 2013. Of this, 60 million pounds is from exercising options under our agreement to purchase uranium from dismantled Russian weapons (the Russian HEU commercial agreement).

Costs

Cameco’s cost of supply is influenced by its mix of produced mine material and uranium purchases.

Production costs at our Saskatchewan uranium mines, our largest source of production, are primarily fixed, with the largest component being labour. The largest variable operating cost is production supplies, followed by maintenance materials.

Uranium mine production costs are driven mostly by the complexity of the operation. Unit costs of production are driven primarily by the grade and size of the reserves. McArthur River is the world’s largest, high-grade uranium mine. Its ore grade averages 25% U3O8 which means it can produce more than 18 million pounds per year by extracting only 100 to 120 tonnes of ore per day. While Rabbit Lake’s average ore grade of 1% U3O8 is much lower, it compares favourably to other operating mines in the world that have ore grades generally below 0.5%.

ISL extraction methods can make even lower-grade orebodies commercially attractive. Worldwide, ISL mines typically recover uranium from orebodies with an average grade in the range of 0.1% U3O8. Cameco’s cost of supply is influenced only modestly by the two US ISL operations, as the production from the ISL operations accounts for a small percentage of its total primary output. In 2005, US ISL production is expected to account for about 11% of the company’s planned primary output.

Purchased product also affects Cameco’s cost of supply. The majority of Cameco’s purchase commitments are under long-term, fixed-price arrangements reflecting prices significantly lower than the current published spot and long-term prices. These purchase commitments totalled $1,086 million at December 31, 2004. See note 21(d) to the consolidated financial statements. A significant portion of these purchased pounds will be delivered into existing sales contracts.

Foreign Exchange

The relationship between the Canadian and US dollars affects the financial results of the uranium business as well as the conversion business. For that reason, the effect on both businesses will be discussed in this section.

In 2004, the strengthening of the Canadian dollar against the US dollar affected Cameco’s results. Cameco sells the majority of its uranium and conversion services in US dollars while most of its uranium and conversion services are produced in Canada. As such, the company’s uranium and conversion services revenue is denominated mostly in US dollars, while its production costs are denominated primarily in Canadian dollars.

The company attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Therefore, Cameco’s uranium and conversion revenues are partly sheltered against declines in the US dollar in the shorter term.

In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and conversion services purchases, which provide a natural hedge against US currency fluctuations. While natural hedges provide cash flow protection against exchange rate fluctuations, the influence on earnings from purchased material that has been inventoried may be dispersed over several fiscal periods and is more difficult to identify.

During 2004, the Canadian dollar strengthened against the US dollar from $1.2924 at December 31, 2003 to $1.2036 at December 31, 2004.

At December 31, 2004, Cameco had a foreign currency hedge portfolio of $748 million (US). The schedule of designations, by year, is as follows:

Designations	2005	2006	2007	2008
($US millions)	348	185	130	85

These hedges are expected to yield an average exchange rate of $1.3010. The net mark-to-market gain on these hedge positions was $68 million at December 31, 2004.

For 2004, $255 million (US) of Cameco’s uranium and conversion revenue was hedged using currency contracts at an average rate of $1.4732. As of December 31, 2004, about 75% of 2005 uranium and conversion revenue was hedged using currency contracts expecting to yield an average rate of $1.3214.

For 2005, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $2 million (Cdn).

Timing differences between the settlement and designation dates of hedge contracts may result in deferred revenue or deferred charges. At December 31, 2004, deferred revenue totalled $23 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

Deferred revenue	2005	2006	2007	2008
($Cdn millions)	30	8	(8)	(7)

Uranium Strategies

Cameco’s overall objective is to build on and leverage our competitive advantage in uranium. In doing so, we strive to meet three major goals:

•	maintain our low-cost position,

•	protect and grow our market position, and

•	improve our supply flexibility.

There are a number of key strategies the company uses to achieve its goals:

Maintain our low-cost position by:

•	adding low-cost reserves:

•	through acquisition,

•	exploration around existing operations as well as in current and new regions of interest, and

•	by validating the potential for competitive ISL production from existing properties.

•	improving margins by:

•	adjusting the rate of production to yield the highest rate of return,

•	gaining cost efficiencies through quality and business process improvements, and

•	pursuing fundamental productivity gains through technological development.

Protect and grow our market position by:

•	leveraging industry relationships to participate in new production,

•	ensuring sustainable production by identifying and exploring for new uranium reserves,

•	seeking appropriate acquisitions, and

•	developing customer relationships and expanding the range of services currently available while enhancing the company’s reputation as a secure supplier.

Improve supply flexibility by:

•	bringing on Cigar Lake and Inkai production in timely fashion,

•	continuing to pursue a global exploration program, and

•	securing additional secondary supplies.

Capability to Deliver Results

Cameco will continue to enhance capabilities in a number of areas to execute our strategies and deliver on our goals. We need to ensure that:

•	other mining methods continue to be advanced to allow us to maintain or expand our annual production,

•	skilled tradespeople will continue to be available,

•	adequate human resources are available to replace an aging workforce,

•	capital is readily available over the longer term given our expansion plans, and

•	adequate resources are allocated to exploration.

Mining Methods

Currently, McArthur River uses raise boring to extract ore from the mine. As we anticipated from the start of mining, other mining methods may be used to maintain or expand production. We continue to examine and advance other mining methods.

We also plan to use the jet boring method at Cigar Lake, which has been tested through test mining programs. We continue to advance this technology as we move towards Cigar Lake startup.

Skilled Tradespeople

Cameco has significant experience in developing uranium mines. The biggest challenge in meeting our Cigar Lake construction timetable is in securing skilled tradespeople who are currently in short supply. This shortage affects all of our operations. Cameco is examining various options to build on our extensive apprenticeship programs.

Human Resources

Canada’s workforce is aging. Cameco’s challenge is to compete for the limited number of people entering the workforce to replace retiring employees. Approximately 26% of the workforce at our Saskatchewan uranium mines was age 50 or more at December 31, 2004. We are developing a people strategy to meet that challenge.

Ready Access to Capital

Cameco has an ambitious plan to grow in the nuclear energy industry. Opportunities to invest are unpredictable and often capital intensive. We intend to maintain financial flexibility to pursue opportunities as they arise. For that reason, we maintain a conservative financial structure with a target of no more than 25% net debt to total capital.

Exploration Programs

Cameco maintained an exploration program during the depressed price cycles to retain uranium exploration expertise. However, more funding is required to achieve our goal of increasing our reserve base to grow our uranium market leadership position.

Cameco plans to invest about $23 million in uranium exploration during 2005 as part of its long-term strategy to maintain its leadership position in uranium production. In 2004, uranium exploration expenditures were about $17 million, up $4 million from 2003.

Cameco is pursuing a focused exploration program to identify additional uranium reserves for the future to maintain the company’s position as the world’s largest uranium producer.

Uranium Business Results

Highlights	2004	2003	% Change
Revenue ($ millions)	581	570	2
Gross profit ($ millions)	104	83	25
Gross profit %	18	15	20
Earnings before taxes ($ millions)	91	70	30
Average realized price
($US/lb)	12.89	10.99	17
($Cdn/lb)	17.97	16.08	12
Sales volume (million lbs)	32.3	35.4	(9)
Production volume (million lbs)	20.5	18.5	11

Cameco’s uranium business consists of the McArthur River, Key Lake and Rabbit Lake mine/mill operations in Saskatchewan, two ISL mines in the US, the Inkai ISL test mine in Kazakhstan, the Cigar Lake development project in Saskatchewan and uranium exploration projects located primarily in Canada and Australia.

Revenue

In 2004, Cameco established a new record for uranium revenue for the third consecutive year. Revenue from the uranium business increased by 2% to $581 million from $570 million in 2003, due to a 12% increase in the realized selling price reflected in Canadian dollars. This improvement was the result of an increase in the uranium spot price, which averaged $18.60 (US) in 2004 compared to $11.54 (US) in 2003. The benefit of the improved spot price was partially offset by contract price ceilings and a less favourable foreign exchange rate.

Also offsetting the price improvement was a deliberate reduction in sales volume to better reflect production and inventory levels. In 2004, uranium deliveries amounted to about 32 million pounds, representing a 9% decline from last year’s record quantity of 35 million pounds.

Cost of products and services sold

For 2004, the total cost of products and services sold was $378 million compared to $394 million in 2003, reflecting the 9% decline in sales volume. On a per unit basis, the cost of product sold was about 5% higher than in the previous year. The cost of sales for 2003 included $24 million in rehabilitation costs due to the mining difficulties at McArthur River. Excluding these costs and a $7 million royalty recovery recorded in 2003, the unit cost of sale rose by 10% due to higher costs for purchased uranium and higher production costs at Rabbit Lake.

Depreciation, depletion and reclamation

In 2004, depreciation, depletion and reclamation (DD&R) charges were $100 million compared to $93 million in 2003, due to a higher unit cost. On a per unit basis, costs rose by about 15% as the result of a higher proportion of sales of McArthur River and ISL material which carry a relatively higher DDR rates.

Gross profit

In 2004, gross profit from the uranium business amounted to $104 million compared to $83 million in 2003, an increase of 25%. This was largely attributable to the higher spot price, which resulted in a 12% increase in the realized price and was partially offset by higher unit costs for uranium concentrates. Earnings before taxes from the uranium business increased by $21 million in 2004 and the profit margin improved to 18% from 15% in 2003.

2005 Outlook for Uranium

In 2005, Cameco’s uranium revenue is expected to be about 10% higher than in 2004 due to a projected 6% improvement in the Canadian dollar selling price and a 4% increase in deliveries. Uranium sales volume is expected to total more than 33 million pounds in 2005. About 35% of uranium deliveries are expected to occur in the last quarter of the year. In 2005, Cameco’s share of uranium production is projected to increase to 21 million pounds U3O8. Uranium margins are expected to improve to nearly 25% compared to 18% in 2004.

CONVERSION BUSINESS

Conversion Demand

The demand for UF6 conversion services is directly related to the level of electricity generated by light water nuclear power plants. The demand for UO2 conversion services is linked to the level of electricity generated by Candu heavy water nuclear power plants.

World demand for UF6 and natural UO2 conversion services was estimated to be about 68 million kilograms of uranium (kgU) in 2004. Western world demand accounted for almost 60 million kgU with the remaining 8 million kgU coming from the non-western world (Russia, China and Eastern Europe).

Over the next 10 years, to 2014, western world demand is expected to increase by 12% to about 67 million kgU and non-western world demand by 63% to about 13 million kgU. In 2005, total world conversion demand is expected to increase by about 3% to 70 million kgU.

Conversion Supply

The western world UF6 conversion industry consists of Cameco and three other commercial producers with an annual capacity of about 45 million kgU. Cameco’s annual UF6 conversion capacity constitutes about 28% of western world capacity.

In 2001, British Nuclear Fuels Limited (BNFL), with annual conversion capacity of about 6 million kgU, announced it would close its plant in 2006 and sold its uncommitted UF6 production to Cameco.

In addition, supplies are available from secondary sources including excess western inventories, Russian inventory sales in the form of low enriched uranium, Russian re-enriched depleted tails in the form of UF6 and Russian and US uranium derived from dismantling nuclear weapons.

Russia supplies most of the UF6 conversion requirements of the former Soviet Union and Eastern Europe in the form of low enriched uranium.

Conversion Markets

Utilities contract more than 90% of their UF6 conversion services through medium- and long-term contracts, purchasing the remainder on the spot market. Cameco is the only commercial supplier in the world of conversion for natural UO2 customers. Cameco also exports UO2 to South Korea for its Candu reactors and to the US and Japan for use as blanket fuel in boiling water reactors.

Spot/Long-Term Conversion Market

Due to tightening of supply, spot prices for UF6 rose by about 50% in 2004. The industry average spot market price (according to industry sources TradeTech and Ux) for North American uranium conversion services at December 31, 2004 was $9.00 (US) per kgU, up 53% from the end of 2003. In Europe, the industry average spot conversion price was $10.00 (US) per kgU at December 31, 2004, an increase of 48% from the end of 2003.

The industry does not publish UO2 prices.

Conversion Business — Key Performance Drivers

The major factors that drive Cameco’s conversion business results are:

•	prices — spot and long-term,

•	volume — sales, production and purchases,

•	costs — production and purchases, and

•	the relationship between the US and Canadian dollars.

Prices — Spot/Long-Term

Cameco sells its conversion services directly to utilities located in many parts of the world, primarily through medium- and long-term contracts. Conversion services are priced in US dollars per kgU. The majority of conversion sales are at base-escalated prices. Cameco’s financial results for 2005 are relatively insensitive to changes in the spot price for conversion. In 2004, most conversion sales did not benefit from the significant increase in UF6 conversion spot prices during the year.

Going forward, nearly all contract commitments, for more than 50 million kgU, have pricing terms that are base-price escalated.

Cameco continues to sign new long-term contracts with base prices that generally reflect longer-term prices at the time of the contract award. Therefore, in the coming years, Cameco’s contract portfolio will be positively affected by these higher fixed-price contracts.

Volumes — Sales, Production, Purchases

Sales Volume

Cameco sold a record 16.9 million kgU in 2004, up marginally from 16.7 million kgU in 2003. Conversion sales volume is expected to total about 16.2 million kgU in 2005.

Production Volume

At Cameco’s Port Hope facilities, conversion production totalled 9.5 million kgU in 2004, down 29% compared to 2003. The decrease reflects the lengthy shutdown as a result of the summer vacation period, the seven-week labour disruption and some production rescheduling.

Production for 2005 is projected to be about 13.5 million kgU, up 42% compared to 2004.

Purchase Volume

Cameco also has purchase commitments, which primarily reflect the conversion component of the LEU from Russian HEU, re-enriched tails product and the company’s agreement to purchase BNFL’s excess production until the shutdown of its plant in 2006. Cameco’s UF6 conversion purchase commitments from 2005 to 2013 total about 27 million kgU, most in the form of UF6.

Costs

Cameco’s mix of production and purchases influences its cost of supply. Conversion operating costs are primarily fixed with the largest component being labour. The largest variable operating cost is for anhydrous hydrogen fluoride, followed by energy (gas and electricity).

The majority of Cameco’s UF6 conversion purchase commitments are under long-term, fixed-price arrangements reflecting prices lower than the current spot prices. A significant portion of these purchases have been committed under existing sales contracts.

Foreign Exchange

The majority of the company’s conversion products are sold in the US and sales are denominated in US dollars, while production costs are incurred in Canada and denominated in Canadian dollars. As a result, the strengthening of the Canadian dollar against the US dollar in 2004 negatively affected Cameco’s results. A discussion about Cameco’s hedging program can be found in the uranium business section under the heading “Foreign Exchange”.

Conversion Strategies

Cameco’s objective is to build on and leverage its competitive advantage in conversion services. In doing so, it strives to meet three major goals:

•	maintain low-cost position,

•	protect and grow its market position, and

•	improve its supply flexibility.

To achieve these goals, the company’s strategies are to:

•	improve margins by gaining cost efficiencies through quality and business process improvements and pursuing productivity gains through technological development,

•	grow market share through product diversification to meet changing nuclear fuel requirements,

•	optimize capacity utilization to meet the growing need for new supply in the long term,

•	pursue partnering and other opportunities with other nuclear fuel cycle participants, and

•	secure secondary supplies.

Capability to Deliver Results

Cameco is pursuing the opportunity provide a new fuel type to Bruce Power that will enhance its conversion supply capabilities. The Port Hope conversion facility currently supplies natural UO2 powder for the manufacture of fuels for Candu reactors operating in Canada and other countries. The market for UO2 is changing, at least partially, due to the planned introduction of slightly enriched uranium (SEU) in place of the natural uranium dioxide in some Candu reactors. SEU is a uranium dioxide powder that has an enrichment level up to 2.5% U-235, and is the primary uranium component of a new type of fuel that is proposed for use. The new fuel will increase the number of bundles as well as the concentration of U-235. This will result in an inherently safer design as the same amount of bundle power is distributed to more elements, reducing fuel element temperatures. The new design also incorporates a metal called dysprosium that will enhance the safety of the reactor by adding an additional braking feature. Commonly used in magnets and halogen lights, dysprosium has the ability to readily absorb neutrons and safely shut down a reactor.

Cameco’s technology development group developed the process to produce SEU through blending, providing the company with an opportunity to participate in a changing market.

Our initial plan is to produce SEU for Bruce Power’s B reactors as part of a power uprate project that is expected to add about 400 megawatts to Ontario’s electricity grid, an increase of almost 9% over current capacity.

In 2004, work continued toward regulatory approval of plans to produce SEU at Port Hope. The final environmental assessment (EA) study report was submitted for review in November to the CNSC and other agencies. The CNSC will gather the responses and prepare a draft screening report to be issued for public comment. The regulatory process was delayed by about six months by a peer review of the company’s draft EA study report undertaken by the municipality of Port Hope in response to community concerns. The peer review conclusions generally supported the EA study report. Engineering work has continued on the detailed design of the SEU blending facility.

The total annual quantity of SEU produced will depend on future market development. The SEU product would replace a limited volume of the current natural UO2 product sales. Production of SEU at our Port Hope operation is subject to regulatory approval.

Cameco believes it has the appropriate capabilities in place to maintain its low-cost status, protect and grow its market position and improve its supply flexibility. We need to remain competitive in the longer-term and have the flexibility to quickly take advantage of future new market opportunities. Cameco is currently reviewing options to grow the conversion business to meet these longer-term opportunities.

As with our uranium business, we need to ensure we have adequate human resources to replace the aging workforce. About 40% of the conversion services workforce was age 50 or more at December 31, 2004.We are developing a people strategy to meet that challenge.

Conversion Business Results

Cameco’s conversion business consists of the uranium refining and conversion facilities located in Ontario.

Highlights	2004	2003	% Change
Revenue ($ millions)	144	142	1
Gross profit ($ millions)	33	40	(18)
Gross profit %	23	28	(18)
Earnings before taxes ($ millions)	31	38	(18)
Sales volume (million kgU)	16.9	16.7	1
Production volume (million kgU)	9.5	13.3	(29)

Revenue

Revenue from the conversion business rose marginally in 2004 to $144 million from $142 million in 2003 due to a 1% increase in selling price and a 1% increase in sales volume. Record annual conversion sales of 16.9 million kgU were achieved.

Cost of products and services sold

In 2004, the cost of products and services sold was $102 million compared to $92 million in 2003, an increase of 11% due to higher unit costs. In 2004, unit costs were adversely affected by a 29% decline in production related to a labour dispute. Since it is Cameco’s policy to account for its inventory on a weighted average basis, the unit cost of product sold tends to rise as production declines. On a per unit basis, the cost of products and services sold increased by about 9% over the previous year.

Depreciation, depletion and reclamation

In 2004, depreciation, depletion and reclamation (DD&R) charges were $10 million compared to $11 million in 2003. In spite of higher deliveries, total DD&R declined compared to 2003 as sales in 2004 included a higher proportion of purchased conversion.

Gross profit

In 2004, gross profit from the conversion business amounted to $33 million compared to $40 million in 2003, a decrease of 18%. This decline was largely attributable to the higher unit cost of product sold. The gross profit margin for the conversion business declined to 23% from 28% in 2003.

Conversion Services Outlook for 2005

Revenue from the conversion business is likely to be marginally higher than in 2004 due to an expected 5% increase in the average realized selling price, partially offset by a forecast 4% reduction in deliveries. Conversion sales volume is expected to total about 16.2 million kgU in 2005 compared to 16.9 million kgU in 2004. Production for 2005 is projected to be about 13.5 million kgU, up from 9.5 million kgU in 2004. As a result, unit costs are expected to be lower than in 2004, improving the profit margin.

NUCLEAR ELECTRICITY BUSINESS

Cameco has a 31.6% interest in the Bruce Power Limited Partnership. Bruce Power’s business is the generation and sale of electricity into the Ontario wholesale market. Bruce Power generates electricity from four Bruce B and two Bruce A nuclear-powered units. These six units have the capacity to supply about 20% of Ontario’s electricity needs.

In addition to the carrying value of its investment in Bruce Power, Cameco has provided certain financial assurances on behalf of the partnership. Cameco’s maximum exposure under these arrangements is $203 million. At December 31, 2004, the actual exposure was $130 million. See note 16 to the consolidated financial statements.

Cameco has extended a $75 million loan to the partnership. The loan is due February 14, 2008 and bears interest at 10.5% per annum. At December 31, 2004, the entire amount was outstanding.

Cameco has entered into fuel supply agreements with Bruce Power for the procurement of the fabricated fuel. Under these agreements, Cameco will supply uranium and conversion services, and contract for and finance the purchase of fabrication services. Contract terms are generally at market rates and on normal trade terms. During 2004, sales of uranium and conversion services to Bruce Power amounted to $25 million, representing 2.4% of Cameco’s total revenue. At December 31, 2004, amounts receivable under these agreements amounted to $21 million.

Ontario Electricity Market

On December 9, 2004, the Ontario government passed legislation that will restructure the electricity sector to address the widening gap between supply and demand in the province. Bill 100 details a range of measures intended to encourage private investment, expand market participation, maintain price stability and construct or conserve 25,000 MW of capacity by 2020.

The government has established the Ontario Power Authority to ensure adequate supply, and to promote new supply through requests for proposals or other negotiations.

The bill includes a requirement that the Independent Electricity System Operator (previously the Independent Electricity Market Operator) ensures that power users pay the true cost of electricity, taking into consideration the mix of regulated and market prices paid to generators. Cameco expects the legislation will bring much needed clarity and stability to Ontario’s electricity sector.

Nuclear Electricity Business — Key Performance Drivers

The major factors that drive Bruce Power’s results are:

•	prices,

•	volume, and

•	costs.

Prices

Bruce Power earnings are significantly affected by fluctuations in electricity spot market prices, which in turn are affected by supply (temporary generating station shutdowns) and demand (mainly driven by weather).

To reduce its exposure to fluctuations in spot market prices, Bruce Power has a portfolio of fixed-price sales contracts. Bruce Power’s proportion of output being sold under fixed price contracts will continue to decrease in 2005. For 2005, 36% of Bruce Power’s planned output is expected to be sold under fixed-price contracts. This compares with 48% in 2004 and 65% in 2003. The major reason is the uncertainty in Ontario’s electricity market, as buyers and sellers have adopted a “wait and see” attitude to forward contracting until the market structure is stronger.

Volume

Bruce Power’s output is affected by shutdowns, both those that are planned for maintenance and those that are unplanned. Bruce Power attempts to achieve high output through effective maintenance programs, as well as various investments that can help secure and improve performance. Since about 95% of Bruce Power’s costs are fixed, volume improvements are directly reflected in financial results.

Costs

In 2004, operating costs (including depreciation and amortization) totalled $1,178 million, 38% higher than in 2003. This was due primarily to the fact that six units are operational rather than four and the resulting increase in staff and material costs.

Growth

Bruce Units A1 & A2

Bruce Power is examining the feasibility of restarting Bruce A units 1 and 2 to serve Ontario’s growing electricity needs. The feasibility study and project plan are expected to be completed in 2005 and Bruce Power management and the Bruce Power partners will review them. Cameco expects to make a decision in 2005 on whether or not to proceed with this investment.

Cameco believes that looking at restarting these two units is a logical first step in determining if Bruce Power can play a growing role in meeting Ontario’s future energy needs. The study will determine if an adequate return on investment can be achieved. The study will also establish what improvements are needed to extend the lives of the four Bruce B reactors and the two operating Bruce A reactors, which are scheduled to be taken out of service over the next 15 years.

Point Lepreau

Cameco, together with TransCanada and BPC Generation Infrastructure Trust, continues to study the potential investment in the Point Lepreau nuclear generating station in New Brunswick. They have asked Bruce Power Inc. to conduct on-site due diligence as part of an evaluation of the facility. The evaluation process and discussions continue, with New Brunswick Power asking Bruce Power to submit a firm proposal for the refurbishment of the Point Lepreau station.

Point Lepreau is a 680-MW Candu reactor similar to the Bruce Power reactors in Ontario.

Capability to Deliver Results

Bruce Power has an experienced executive team leading about 3,600 highly skilled employees. Together they achieved a 37% increase in output during a year where a vacuum building inspection was completed and required the four B units to be shutdown for about one month. Bruce Power has invested, and continues to invest, substantial amounts to improve reactor output and reliability.

At the same time, Bruce Power’s ongoing emphasis on safety was reflected in its accident frequency of zero acute lost-time injuries for every 200,000 hours worked in 2004. That was significantly better than the company’s already ambitious target of 0.2 acute lost-time injuries for every 200,000 hours worked.

Bruce Power’s cash flows provide a source of funds to make investments that improve its operational performance and expand its capacity.

Cameco has a goal to expand its nuclear generation business using Bruce Power and through Cameco directed activities. We can draw upon our direct experience from Cameco’s partnership in Bruce Power and will further enhance our capabilities internally to pursue further growth in this business.

Cameco intends to build in-house expertise in reactor operations and electricity marketing. We seek to do this in a number of ways. First, when possible, we gain insight into the operational and commercial side of the business from Bruce Power. Second, we pursue nuclear generating opportunities that have the potential to augment our knowledge. For example, when Cameco bid on the South Texas Project, which we ultimately did not win, we would have had the opportunity to market our share of the electricity in the Texas market. The South Texas Project would have also given us more insight into light water reactor technology, expanding our knowledge beyond the Candu technology at Bruce Power. Third, we seek active ownership to allow, where possible, participation in management oversight of generation facilities.

Electricity Business Results

The operating results of Bruce Power are accounted for using the equity method and thus Cameco’s share of Bruce Power earnings are not consolidated with Cameco’s net earnings.

Bruce Power Limited Partnership (100% basis)

	2004	2003	%Change
Output (terawatt hours)	33.6	24.5	37
Capacity factor (%)*	82	85	(4)
Realized price ($/MWh)	47	48	(2)
($ millions)
Revenue	1,583	1,208	31
Operating costs	1,178	853	38
-cash costs (materials, labor, services & fuel)	1,017	764	33
-non cash costs (depreciation & amortization)	161	89	81
Earnings before interest and taxes	405	355	14
Interest	67	69	(3)
Earnings before taxes	338	286	18
Cash from operations	439	387	13
Capital expenditures (including sustaining capital)	359	528	(32)

*Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

Cameco’s Earnings from Bruce Power

($ millions)	2004	2003	%Change
Bruce Power’s earnings before taxes (100%)	338	286	18
Cameco’s share of pre-tax earnings before adjustments	107	77	39
Adjustments:
Sales contract valuation	19	20	5
Interest capitalization	2	12	(83)
Interest income on loan to Bruce Power	8	7	14
Fair value increments on assets	(15)	(8)	113
Pre-tax earnings from Bruce Power	121	108	12

Earnings

In 2004, Bruce Power earnings before taxes were $338 million compared to $286 million in 2003. The increase can be attributed to higher electricity generation in 2004 compared to 2003. Cameco’s pre-tax earnings from Bruce Power in 2004 amounted to $121 million compared to $108 million in 2003.

Revenue

In 2004, revenue totalled $1,583 million, up 31% from 2003. Bruce Power’s realized price averaged $47 per MWh from a mix of contract and spot sales, a 2% decrease over the same period last year. The Ontario electricity spot price averaged about $50 per MWh during 2004 compared to $54 per MWh a year earlier. During 2004, about 48% of Bruce Power’s output was sold under fixed-price contracts compared to 65% in 2003.

The Bruce Power units achieved a total capacity factor of 82% in 2004, down from 85% in 2003. Bruce Power produced 33.6 TWh in 2004, an increase of 37% over the previous year, reflecting the addition of the two A units, as well as the 3% increase in reactor power at unit B6, which was achieved through fuel reconfiguration.

Costs

In 2004, operating costs (including depreciation and amortization) totalled $1,178 million, 38% higher than in 2003. This was primarily as a result of operating six units rather than four and the resulting increase in staff and material costs.

Cash operating costs were impacted by outage expenses incurred during 2004 and included $16 million for the technical feasibility study of restarting units A1 and A2. In 2004, depreciation and amortization expense was up 81% compared to 2003 due primarily to the amortization of capital costs related to the restart of units A3 and A4.

About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per unit basis, the 2004 operating cost was $35 per MWh, similar to 2003.

Cash from Operations

For 2004, Bruce Power generated $439 million in cash from operations compared to $387 million in 2003 due to increased generation. All of Bruce Power’s cash flow has been reinvested in its plants.

Capital Expenditures

In 2004, capital expenditures were $359 million compared to $528 million in 2003 when programs to restart units A3 and A4 were under way. The $359 million expenditure in 2004 was less than the expected $400 million due to a reorganization of planned outages, some savings and a deferral of about $15 million into 2005.

For 2004, Bruce Power’s operating cash flows, along with cash on hand, allowed for the repayment of $110 million of short-term debt.

Outlook for 2005

Bruce Power’s results in 2005 are anticipated to decline modestly from 2004 due to increased costs related to higher depreciation and amortization on the A units, higher outage costs and higher fuel costs. Results, however, are sensitive to the Ontario electricity price, where the market structure is under review, and the operating performance of the Bruce Power units.

2005 Planned Outages

Refurbishment of existing unit critical components is planned in 2005 as part of the maintenance program outlined below. Capacity factors for the year are expected to average about 85%. For 2006, a significant reduction in time and expenditure on refurbishment programs for the six reactors currently operating is anticipated. This excludes any potential refurbishment efforts for units A1 and A2. The long-term goal is to reach a capacity factor of 90%.

	•	A3 began its first planned outage on January 8, 2005 and will be offline for about two months.
A units	•	A4 is scheduled to go offline for inspection later in the first quarter for up to two months, returning to service in the second quarter.

	•	One B unit is scheduled to go offline in the second quarter for up to three months, returning in the third quarter after low-pressure turbine rotors have been replaced.
B units	•	One B unit has a scheduled outage in the third quarter to replace the low-pressure turbine rotors and clean steam generators. The outage is expected to last up to two months with the unit returning to service in the fourth quarter.

2005 Capital Expenditures (100%)

Bruce Power capital expenditure program for the two A and four B units is expected to total $375 million in 2005. This includes $110 million for sustaining capital and site service support, with the balance for refurbishment and upgrades.

2005 Capital Expenditures	$ million
Bruce B turbines/power uprate	95
Bruce A steam generators	90
Infrastructure Projects	80
Subtotal	265
Sustaining capital and site service support areas	110
Total	375

Cameco expects that funding of these projects will come entirely from Bruce Power cash flows. However, available funds will depend on the electricity market prices and the operational performance of the Bruce Power reactors.

At this level of planned capital expenditures, and excluding any new capital expenditures for growth initiatives such as the restart of units A1 and A2, cash distributions from Bruce Power are possible in 2005. The partnership will determine whether to take cash distributions or reinvest in Bruce Power or other growth initiatives. Any cash distributions will depend on the Ontario electricity market prices and the operating performance of Bruce Power.

Electricity Price Sensitivity Analysis

For 2005, about 36% of Bruce Power’s planned output will be under fixed-price contracts. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $5 million.

GOLD

Centerra Gold Inc.

Cameco owns 52.7% of Centerra, which is listed and publicly traded on the Toronto Stock Exchange (TSX). Centerra began trading on the TSX under the symbol CG in June 2004. We transferred substantially all of our gold assets to Centerra as part of our strategy to unlock the value contained in these gold properties.

The geographic focus of Centerra’s exploration, development, and acquisition efforts is in Central Asia and the former Soviet Union. Centerra is a leading North American gold producer and the largest western-based gold producer in Central Asia and the former Soviet Union.

Centerra owns 100% of the Kumtor mine in the Kyrgyz Republic, a 95% interest in the Boroo mine in Mongolia and operates both mines. It also has interests in exploration properties, including a 100% interest in the Gatsuurt property in Mongolia, 35 kilometres from the Boroo mine, and a 62% interest in the REN property in Nevada.

Centerra’s growth strategy is to increase its reserve base and expand its current portfolio of gold mining operations by:

•	developing new reserves at existing mines from in-pit, adjacent and regional exploration,

•	further delineating the mineralized zone at the REN property on the Carlin Trend in Nevada,

•	pursuing new gold properties through exploration programs focused primarily on Central Asia and the former Soviet Union and other emerging markets, and

•	actively pursuing selective acquisitions, with a focus on mid-to advanced-stage exploration and development properties primarily in Central Asia, the former Soviet Union and other emerging markets.

At the end of 2004, Centerra announced it had:

•	increased reserves at both of its mines, extending mine lives by about one year, and

•	significantly expanded resources at the Gatsuurt and REN projects.

Centerra is building its exploration program to further expand its reserve base and is actively seeking acquisitions. Cameco believes that Centerra will be successful in its growth strategy and ultimately add more value to our investment in Centerra.

In the longer term, Cameco will look for the right opportunity to reduce its gold investment and ultimately fully divest. It is not our intention to sell quickly, but rather to encourage Centerra to grow and gain value for Cameco’s shareholders. The decision whether to divest will also depend on the need to fund other investment opportunities in the nuclear energy business.

For further information on Centerra, please see its annual report and annual information form for 2004 published in 2005.

Gold Operating Results

The operating results of the Kumtor Gold Company (Kumtor) have been fully consolidated as of June 22, 2004. Prior to that, Cameco proportionately consolidated its interest in Kumtor. Cameco also fully consolidates the results of Boroo, Centerra’s gold mine in Mongolia. Cameco adjusts for a 47% minority interest in Centerra, which reflects that share of earnings attributable to shareholders other than Cameco.

(Fully consolidated financial highlights including the minority interest)

Financial Highlights	2004	2003	%Change
Revenue ($ millions)	323	114	183
Gross profit ($ millions)	108	40	170
Gross profit %	34	35	(3)
Selling price (US$/ounce)	397	334	19
Sales volume (ounces)1	618,843	234,864	163

[1]	Comprising one-third of Kumtor to June 22, 2004 and 100% thereafter.

Production Highlights	2004	2003	%Change
Kumtor (100%)1
Production (ounces)	657,329	677,553	(3)
Total cash cost 2($US/ounce)	202	191	6

Boroo (100%)3
Production (ounces)	217,998	—	—
Total cash cost2(US/ounce)	149	—	—

[1]	Beginning in the third quarter of 2004, Cameco fully consolidates Kumtor’s results.

[2]	Total cash cost is a non-GAAP measure and is discussed under “Non-GAAP measures — Total cash costs”

[3]	Commercial operations commenced March 1, 2004.

Gold Financial Results

In 2004, revenue from the gold business increased to $323 million from $114 million in 2003, reflecting the full consolidation of Kumtor’s results since June 2004 as well as production from the Boroo mine. A higher realized price for gold also added to revenue, increasing to $397 (US) in 2004 compared to $334 (US) in 2003. This was due to a reduced hedge level, which provided greater exposure to the higher spot price. The Canadian dollar revenue does not reflect this entire increase due to the strength of the Canadian dollar relative to 2003.

Production at the Kumtor mine decreased by 20,224 ounces in 2004 due to a lower ore grade that averaged 4.4 g/t compared to 4.5 g/t in 2003. Kumtor’s total cash cost per ounce increased slightly to $202 (US) compared to $191 (US) in 2003 due to the decrease in production.

Production at Boroo totalled 217,998 ounces since commercial production was declared on March 1, 2004. Boroo’s total cash cost per ounce was $149 (US) for the 10-month post-commercialization period.

The gross profit margin for gold declined marginally to 34% in 2004 compared to 35% in 2003.

Gold Outlook for 2005

Based on Centerra’s current operations, total production for the year is forecast at 762,000 ounces, a decline of almost 16% from 2004, primarily as a result of lower ore grades at the Kumtor mine. However, Centerra’s share of production is expected to increase to 750,000 ounces from 610,287 in 2004 due to the increased ownership level in both mines and a full year of operation at Boroo.

At Kumtor, production in 2005 is expected to decline to 512,000 ounces from 657,329 ounces in 2004, due to a lower ore grade averaging 3.5 grams per tonne (g/t) compared to 4.4 g/t in 2004. Total cash costs at Kumtor are expected to be higher at $255 (US) per ounce due to the reduced production. As a result, profits are expected to be lower than in 2004. For Boroo, 2005 production is expected to be similar to 2004, at about 250,000 ounces. Total cash cost is forecast to be $179 (US) per ounce.

Overall, gold earnings are expected to decline in 2005 from 2004 due to higher costs as a result of lower grades at Kumtor.

In January 2005, Centerra announced new reserve and resources estimates for its properties. Based on these estimates, Centerra has reported that the mine life at both Kumtor and Boroo would be extended by one year. Cameco’s annual information form for 2004 includes these new reserve and resource estimates.

Gold Price Sensitivity Analysis

For 2005, gold sales are unhedged. A $10.00 (US) per ounce change in the gold spot price would change Cameco revenue by about $10 million (Cdn), cash flow by about $9 million (Cdn) and net earnings by about $4 million (Cdn).

2004 FOURTH QUARTER CONSOLIDATED RESULTS

	Three	Three
	Months	Months
	Ended	Ended	%
Financial Highlights	Dec. 31/04	Dec. 31/03	Change
Revenue ($ millions)	361	272	33
Earnings from operations ($ millions)	46	48	(4)
Cash provided by operations ($ millions)	59	79	(25)
Net earnings ($ millions)	37	34	9
Earnings per share ($) basic (a)	0.21	0.20	5
Earnings per share ($) diluted (a)	0.21	0.20	5

(a)	All per share amounts reflect the share split on December 31, 2004.

Consolidated revenue rose 33% to $361 million in the fourth quarter of 2004, while net earnings increased 9% to $37 million or $0.21 per share. The improvement in fourth quarter net earnings was primarily due to higher realized prices in the uranium and gold businesses as well as significantly higher gold production.

These improvements were partially offset by reduced earnings in the conversion business and higher charges for administration, exploration and interest. Administration costs increased by $5 million due to higher expenses associated with operating Centerra Gold Inc. as a separate publicly traded company and increased stock compensation expenses.

Exploration expenses rose by $7 million reflecting the increased activity in the uranium and gold businesses. Interest and other costs were up $3 million as they included $7 million in deferred issue costs related to the redemption of Cameco’s 8.75% preferred securities in the quarter. The impact of this expense was partially offset by higher interest income earned on cash balances held by Centerra.

The effective tax rate decreased to 10% in the fourth quarter of 2004, compared to 41% in the same period of 2003 due to a higher proportion of earnings coming from lower tax jurisdictions. The tax rate for the fourth quarter of 2003 reflected the impact of a change in Ontario tax legislation. Excluding the tax adjustment, the effective rate in the fourth quarter of 2003 was 32%.

Cash provided by operations in the fourth quarter was $59 million, compared to $79 million in the same period a year ago due to increased working capital requirements during the quarter.

For more information on the fourth quarter of 2004, please see Cameco news release dated January 27, 2004.

2003 – 2004 QUARTERLY CONSOLIDATED FINANCIAL HIGHLIGHTS

($ millions except per share amounts)	2004					2003
Highlights	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
Revenue	361	313	242	132	1,048	272	232	220	103	827
Net earnings	37	52	151	39	279	34	33	104	37	208
Earnings per share – basic (a)	0.21	0.30	0.89	0.23	1.63	0.20	0.20	0.62	0.22	1.24
Earnings per share – diluted (a)	0.21	0.29	0.83	0.23	1.56	0.20	0.19	0.61	0.22	1.22
Cash from operations	59	140	(21)	50	228	79	77	38	56	250

(a)	Per share amount reflects the share split on December 31, 2004.

The following points are intended to assist the reader in analysing the trends in the quarterly financial highlights for 2004.

•	Revenue trended higher throughout the four quarters due largely to a change in the ownership interest in the Kumtor mine. The third and fourth quarter revenues reflect the full consolidation of operating results from Kumtor whereas they were proportionately consolidated in the first half of the year.

•	Revenue was significantly lower in the first quarter due to lower deliveries of uranium and conversion services.

•	Net earnings do not trend with revenue and varied significantly from quarter to quarter for two main reasons. First, Cameco’s earnings are significantly influenced by results from Bruce Power. The equity method of accounting is applied to the investment in Bruce Power and therefore no revenue is recorded. Second, the net earnings in the second quarter of 2004 reflect a net gain of $89 million as a result of the Centerra restructuring transactions which occurred in June.

2004 CONSOLIDATED RESULTS

Consolidated Earnings

For 2004, Cameco’s net earnings were $279 million ($1.63 per share) compared to $208 million ($1.24 per share) in 2003. The earnings for each of these years include unusual items, which make comparisons difficult. In 2004, Cameco recorded a net gain of $94 million related to the

Centerra restructuring transactions and the results for 2003 included an $81 million tax adjustment as a result of changes in Canadian federal and Ontario provincial tax legislation. Excluding these items, Cameco recorded adjusted net earnings of $185 million ($1.08 per share) compared to $127 million ($0.75 per share) recorded in 2003. This $58 million increase was attributable to improved results in the uranium and gold businesses as well as stronger performance at Bruce Power, partially offset by higher charges for administration and exploration.

The improvement in the uranium business was due to a higher realized price, which was related mainly to the significant increase in the spot price for uranium. Earnings from Bruce Power benefited from a 37% increase in generation as a result of the restart of two A reactors (units 3 and 4). Results from the gold business improved due to increased production and a higher realized selling price.

Excluding the tax adjustment in 2003, the effective rate for income taxes in 2004 decreased to 19% from 33% as a higher proportion of earnings came from lower tax jurisdictions. Earnings from operations were $125 million compared to $75 million in 2003 and the aggregate gross profit margin increased to 23% from 20% in 2003.

Corporate Expenses

Administration

In 2004, administration costs were $70 million, an increase of $22 million due to a combination of higher costs related to establishing and operating Centerra ($9 million), increased stock compensation expenses ($5 million) and higher expenditures for regulatory compliance. In 2004, Cameco and its subsidiaries incurred costs of $2 million related to Sarbanes-Oxley compliance. In addition, there were increased costs associated with growth and quality initiatives.

Effective January 1, 2003, Cameco changed its accounting policy for stock-based compensation opting to record compensation expense at the fair value of the options granted. The total expense is amortized over the vesting period of the options. For 2004, stock option expenses amounted to $7.2 million compared to $2.4 million in 2003. See note 17 of the consolidated financial statements.

Interest and other

In 2004, interest and other costs declined by $2 million compared to 2003 due to reduced foreign exchange losses ($3 million) and to gains related to the ineffective portion of derivative hedging instruments ($7 million). These improvements were partially offset by expenses recorded in connection with the redemption of the 8.75% preferred securities in 2004. As a result of the redemption, Cameco expensed $7 million in deferred issue costs, which were previously being amortized over the 49-year life of the preferred securities. See note 11 of the consolidated financial statements.

Income Taxes

In 2004, income tax expense amounted to $73 million compared to a net recovery of $21 million for 2003. The tax expense for 2003 included $81 million in recoveries as a result of changes in

Canadian federal and Ontario provincial tax legislation.

Excluding the effects of the changes in legislation, income tax expense for 2004 was $13 million greater than in 2003. The effective income tax rate declined to 19% from 33% as a higher proportion of earnings came from lower tax jurisdictions.

Income tax expense also includes large corporations taxes which amounted to $6 million in 2004 and $5 million in 2003. See note 13 of the consolidated financial statements.

Cash Resources

Operating Activities

In 2004, Cameco generated cash from operations of $228 million compared to $250 million in 2003. This decrease of $22 million was primarily due to an increase in inventory levels, which more than offset the benefit of higher revenue.

Cameco’s cash from operations does not include its pro rata interest in Bruce Power’s operating cash flow. The pro rata share was $139 million in 2004 compared to $117 million in 2003. Cameco accounts for this investment using the equity method and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 16 (c) of the consolidated financial statements.

Investing Activities

Cash used in investing activities decreased to $161 million from $463 million in 2003. This decline of $302 million was largely attributable to the $279 million investment in Bruce Power in 2003. In addition, expenditures in 2003 reflected the development of the Boroo mine. For 2004, investing activities included $34 million for sustaining capital at McArthur River/Key Lake, $28 million in development costs at Cigar Lake and $25 million in capitalized interest charges. The restructuring of the gold business required a net cash outlay of $4 million.

Financing Activities

In 2004, cash provided by operations exceeded cash used in investing activities by $67 million, allowing the company to repay $54 million of its long-term debt during the year. The initial public offering of common shares in Centerra generated $101 million after underwriters’ fees. See note 20(a) of the consolidated financial statements.

Balance Sheet

Cash

At December 31, 2004, the consolidated cash balance totalled $190 million and Centerra held substantially the entire amount.

Inventories

At the end of 2004, total product inventories amounted to $387 million, $71 million or 22% higher than the previous year end. Of this increase, about $30 million was related to higher uranium inventory levels and about $25 million was due to an increase in unit costs for uranium. The remainder was related to higher gold inventory levels. See note 3 to the consolidated financial statements.

Debt

Effective January 1, 2004, Cameco changed its accounting policy for financial instruments. This change resulted in the preferred securities and convertible debentures being classified as debt rather than equity. See note 2(b) to the consolidated financial statements.

On December 17, 2004, Cameco redeemed its 8.75% preferred securities, due September 30, 2047, in the principal amount of $125 million (US). The redemption of the principal amount plus accrued and unpaid interest was funded with lower-cost commercial paper.

At December 31, 2004, total long-term debt was $519 million, a decrease of $87 million compared to December 31, 2003. At December 31, 2004, Cameco’s consolidated net debt to capitalization ratio was 13%, down from 22% at the end of 2003.

Investments

Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings as of December 31, 2004.

Investments ($ millions)	Book Value	Market Value
Centerra Gold Inc.	$436	$845
UEX Corporation	8	81
Energy Resources of Australia Ltd	18	79

Total	$462	$1,005

Off-Balance Sheet Arrangements

In the normal course of operations, Cameco enters into certain transactions which are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances, derivative instruments and long-term product purchase contracts. These arrangements are discussed in the following sections of this MD&A and the notes to the financial statements:

1.	Financial assurances – disclosed in Nuclear Electricity Business on page 26, Liquidity and Capital Resources on page 42, Business Risks and Uncertainties on page 50 and in notes 6, 7 and 16 of the consolidated financial statements.

2.	Derivative instruments – disclosed in Uranium Business on pages 16-17, Business Risks and Uncertainties on pages 46-47, Critical Accounting Estimates on page 52 and in note 22 of the consolidated financial statements.

3.	Long-term product purchase contracts – disclosed in Uranium Business on page 15, Liquidity and Capital Resources on page 42 and in note 21(d) of the consolidated financial statements.

CONSOLIDATED OUTLOOK FOR 2005

In 2005, consolidated revenue is expected to grow by about 10% over 2004 due to increases in the uranium and gold businesses. On a consolidated basis, the gross profit margin is projected to improve from the 23% reported in 2004.

In the uranium business, revenue is likely to be significantly higher due to a stronger realized price and increased volumes. Revenue from the conversion business is likely to be marginally higher than in 2004 due to an expected 5% increase in the average realized selling price, largely offset by lower deliveries.

Bruce Power results in 2005 are anticipated to decline modestly from 2004 due to increased costs related to higher depreciation and amortization on the A units, higher outage costs and higher fuel costs.

Revenue in the gold business is expected to be higher due primarily to a full year of consolidating the results from Kumtor, a wholly owned subsidiary of Centerra. However, gold results are anticipated to decline in 2005 from 2004 due to higher costs as a result of expected lower grades at Kumtor.

In 2005, total capital expenditures are expected to more than double to $300 million. Capital expenditures are classified as growth or sustaining. Growth capital is defined to be capital spent to bring on incremental production. Everything else is sustaining capital. Cameco expects it will have sufficient debt capacity and cash from operations to fund our capital expenditure program.

For growth projects, total expenditures are projected to be $167 million, an increase of $118 million compared to 2004. The increase is attributable to:

•	development activity at Cigar Lake and Inkai,

•	construction of the slightly enriched uranium (SEU) blending facility at Port Hope, and

•	expansion of production capacity at McArthur River and US ISL mines.

Expansion at McArthur River, producing SEU at Port Hope and development at Inkai are subject to regulatory approvals.

Sustaining capital expenditures are expected to be higher in 2005 than in 2004 due to ongoing mine development work, pumping and water treatment projects at McArthur River, and well field expansions at the US ISL operations. Sustaining capital expenditures will also increase at conversion services to improve production processes and meet new regulatory requirements.

Capital Expenditures*	2005	2004
(Cameco’s share in $ millions)	Plan	Actual
Growth Capital
McArthur River	$4	$2
US ISL	3	5
Cigar Lake	114	28
Conversion Services	20	5
Inkai	26	9

Total Development	$167	$49

Sustaining Capital
McArthur River/Key Lake	$42	$34
US ISL	22	10
Rabbit Lake	16	7
Conversion Services	32	9
Other	1	2

Total Sustaining	$113	$62

Capitalized interest	20	25

Total	$300	$136

*	The table excludes expenditures in the gold business amounting to $30 million (Cdn) for 2005 and $12 million (Cdn) for 2004.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Financial liquidity represents the company’s ability to fund future operating activities and investments. Some important measures of liquidity are summarized in the table below.

In 2004, Cameco redeemed all $125 million (US) of its outstanding 8.75% preferred securities. Cameco also replaced its revolving credit facility with a new $500 million, five-year, unsecured revolving credit facility.

Indicators Defined

Cash provided by operations reflects the net cash flow generated by operating activities after consideration for changes in working capital.

Liquidity Indicators	2004	2003	2002	2001	2000
Cash provided by operations ($ millions)	228	250	241	102	224
Cash provided by operations/net debt[1] (%)	69	48	66	20	50
Net debt1/total capitalization (%)	13	22	18	24	22

1     Total debt less cash and cash equivalents. Based on consolidated amounts.

Cash provided by operations to net debt indicates the company’s ability to meet debt obligations from internally generated funds. Cash provided by operations does not include Cameco’s pro rata interest in Bruce Power’s operating cash flow of $139 million in 2004 compared to $117 million in 2003. Cameco accounts for this investment using the equity method and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 16(c) of the consolidated financial statements.

Net debt to total capitalization measures the company’s use of financial leverage. A lower percentage means less reliance upon debt as a source of financing. Although debt is a lower cost form of financing compared to equity, a lower percentage of debt also represents lower repayment obligations. At December 31, 2004, the consolidated cash balance totalled $190 million and Centerra held substantially the entire amount for its own use.

Credit Ratings

As of February 2005, the company has the following ratings for its senior debt from third-party rating agencies:

•	Dominion Bond Rating Service Limited “A (low)” with a stable outlook.

•	Moody’s Investors Service “Baa1” with a stable outlook.

•	Standard & Poor’s “BBB+” with a stable outlook.

Debt

In addition to cash flow from operations, debt is used to provide liquidity. Cameco has access to about $740 million in unsecured lines of credit.

Commercial lenders have provided a $500 million five-year, unsecured, revolving credit facility, available until November 30, 2009, with annual extension provisions. Up to $100 million of this facility can be used to support letters of credit. The facility ranks equally with all other senior debt of the company. At December 31, 2004, there were no amounts outstanding under these credit facilities.

		Due in
Contractual Cash Obligations		less	Due in	Due in	Due
As at December 31, 2004		than 1	1 to 3	4 to 5	after 5
($Cdn millions)	Total	year	years	years	years
Long-term debt[1]	546	—	150	166	230
Other liabilities	20	17	1	1	1
Unconditional product purchase obligations[2,3]	1,086	159	284	243	400

Total contractual cash obligations	1,652	176	435	410	631

1     Includes the unamortized value of the conversion option associated with the convertible debentures. See note 6 to the consolidated financial statements.

2     Denominated in US dollars. Converted to Canadian dollars at the December 31, 2004 rate of $1.2036.

3     Virtually all of Cameco’s product purchase obligations are under long-term, fixed-price arrangements.

The company may borrow directly from investors by issuing commercial paper up to $400 million. To the extent necessary, Cameco uses the revolving credit facility to, among other things, provide liquidity support for its commercial paper program. Commercial paper outstanding at December 31, 2004 amounted to $166 million.

Cameco also has agreements with various financial institutions to provide up to $243 million in short-term borrowing and letter of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future reclamation of the company’s operating sites. Outstanding letters of credit at December 31, 2004 amounted to $204 million. See Business Risks – Reclamation and Decommissioning in this MD&A and note 7 to the consolidated financial statements.

Commercial Commitments
(as at December 31, 2004)	($Cdn millions)
Total amounts
committed
Standby letters of credit[1]	204
Bruce Power guarantees[2]	130
Bruce Power investment[3]	7

Total commercial commitments	341

1     The standby letters of credit maturing in 2005 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

2     At December 31, 2004, Cameco’s total commitment for financial assurances given on behalf of Bruce Power is estimated to be $130 million. See note 16 to the consolidated financial statements.

3     Under its initial 15% partnership interest, Cameco agreed to invest up to $100 million in Bruce Power. To the end of 2004, Cameco had invested $93 million in the partnership.

Cameco has operated within the investment grade segment (high credit quality) of the market when obtaining credit. The cost, terms and conditions under which financing is available vary over time. While future access to credit cannot be assured, it was readily available during 2004.

Debentures

Cameco has $50 million outstanding in senior unsecured debentures that bear interest at a rate of 7% per annum and will mature July 6, 2006. Cameco also has $100 million outstanding in senior unsecured debentures that bear interest at a rate of 6.9% per annum and will mature July 12, 2006.

Convertible Debentures

Cameco has $230 million outstanding in convertible debentures. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of Cameco. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued and unpaid interest. See note 6 to the consolidated financial statements.

Debt Covenants

Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2004, Cameco met these financial covenants and does not expect its operating and investment activities in 2005 to be constrained by them.

2002 – 2004 CONSOLIDATED FINANCIAL HIGHLIGHTS

For the year ended December 31

(in millions $ except per share amounts)	2004	2003	2002
Revenue	1,048	827	748
Earnings from operations	125	75	73
Net earnings	279	208	47
- per common share (basic)	1.63	1.24	0.28
- per common share (diluted)	1.56	1.22	0.28
Cash provided by operations	228	250	241
Total assets	4,052	3,431	3,023
Long-term debt maturing within one year	—	4	6
Dividends per common share	$0.20	$0.20	$0.17

OUTSTANDING SHARE DATA

At December 31, 2004, there were 173 million common shares and one Class B share outstanding. In addition, there were 4.9 million stock options outstanding with exercise prices ranging from $5.00 to $33.23 per share. Cameco also had convertible debentures in the amount of $230 million outstanding at year end. This issue may be converted into a total of 10.6 million common shares at a conversion price of $21.67 per share. See notes 6, 9 and 17 of the consolidated financial statements.

RELATED PARTY TRANSACTIONS

Cameco buys a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Kitsaki Management Limited Partnership. Harry Cook, a director of Cameco, was the chair of this company and was also the Chief of Lac LaRonge Indian Band, which owns Kitsaki. In 2004, Cameco had paid Kitsaki subsidiary companies $23 million for transportation and catering services. Chief Cook has retired as Chief of the Lac LaRonge Indian Band as of March 31, 2005.

NON-GAAP MEASURES

In addition to disclosing results in accordance with Canadian generally accepted accounting principles (GAAP), Cameco also provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.

Adjusted Net Earnings

The measure “adjusted net earnings” for 2004 excludes the earnings impact of the transactions related to the Centerra restructuring. The restructuring allowed Cameco to recognize an increase to net earnings of $94 million ($0.55 per share).

The measure for 2003 excludes the effect of changes in Canadian federal and Ontario provincial tax laws. Together, the changes in the tax legislation allowed Cameco to recognize a reduction in deferred income taxes of $81 million ($0.48 per share).

Cameco believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.

Total Cash Cost

This MD&A presents information about total cash cost of production of an ounce of gold for the operating properties of Centerra. Except as otherwise noted, total cash cost per ounce is calculated by dividing total cash costs, as determined using the industry standard published by the Gold Institute, by gold ounces produced for the relevant period. The Gold Institute is a nonprofit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a standard format for reporting costs on a per ounce basis.

Total cash costs, as defined in the Gold Institute standard, include mine operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs and capital, development and exploration.

Total cash cost per ounce has been included because certain investors use this information to assess performance of Cameco’s gold segment. The inclusion of total cash cost per ounce enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and cash flow.

Reconciliation of Cash cost per ounce to Cost of Sales
($ million except where noted)

	$US	$Cdn

Cost of sales as reported	$109.9	$143.3
Adjust for
Refining Costs	1.9	2.5
Byproduct	(0.2)	(0.3)
Non-operating Costs	(1.1)	(1.4)
Inventory Movement	12.6	16.4
Pre-acquisition costs	42.3	55.3

Total Cash Costs 100%	$165.4	$215.8
Ounces Poured (thousand)	875.3	875.3

Total Cash per ounce ($/ounce)	$189	$247

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, Cameco adopted two new accounting policies. The first change was related to accounting for financial instruments and the second was related to hedging relationships. See note 2(b) of the consolidated financial statements.

Effective January 1, 2004, Cameco adopted the amendments to CICA Handbook Section 3860, Financial Instruments. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior years were restated. The main result of this change was to classify Cameco’s convertible debentures and preferred securities as debt whereas they had been reflected as equity in the past. The amendments to this section were required by the CICA to be implemented for the 2005 fiscal year. However, Cameco chose to adopt the amendments early because it believed the result was a fairer representation of the nature of its financial instruments.

Effective January 1, 2004, Cameco adopted the new Canadian Accounting Guideline, Hedging Relationships, which establish new criteria for hedging relationships in effect on or after January 1, 2004. The adoption of this accounting guideline was mandated by the CICA.

RISK MANAGEMENT

Cameco has developed and implemented a systematic process to qualitatively identify and report risks of corporate significance to senior management. The enterprise risk management (ERM) process requires corporate risk owners to periodically review the significant risks in their areas of responsibility and report on the effectiveness of the controls in place. This information is maintained in a corporate risk register, which is updated at least annually, or as new risks are identified. Regular reports on the ERM program status are made to management, and the risk register is used to inform the corporate audit programs. Management periodically identifies risks that require a more detailed examination of their controls. A discussion of Cameco’s areas of potential risk follows.

BUSINESS RISKS AND UNCERTAINTIES

For a more detailed discussion on risks and uncertainties, see the company’s 2004 annual information form.

Financial Risk

Cameco’s financial condition is influenced by operational performance and by a number of market risks. The most significant of these risks are fluctuations in market prices and sales volumes of uranium, conversion, gold and electricity, foreign exchange rates and unit costs of production. Risk management strategies are employed to assist in identifying and mitigating these and other risks.

Uranium Prices

Because the majority of the company’s revenues are derived from the sale of uranium and uranium products, the company’s net earnings and operating cash flows are closely related and sensitive to fluctuations in the long-and-short term market price of U3O8 and for uranium conversion services. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond the company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries, such as Canada, the US and Russia and other republics of the Commonwealth of Independent States; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in countries such as Russia and other republics of the CIS, Africa and Australia.

The company reduces its exposure to short-term volatility in uranium prices by maintaining a long-term contract portfolio that is diversified by price mechanism, delivery date and customer. About 60% of Cameco’s contract portfolio has been priced in relation to the spot or long-term price indicators in effect at or near the time of delivery. The remaining 40% has been sold at a fixed price (usually adjusted for inflation) over the term of the contract. The company’s sensitivity to changes in the uranium spot price is noted in the section entitled “Uranium Price Sensitivity Analysis 2005 to 2008” in this MD&A.

Although Cameco employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.

Limited Number of Customers

Cameco relies on a small number of customers that purchase a significant portion of the company’s uranium concentrates and conversion services. For example, Cameco’s five largest customers are expected to account for 41% of the company’s contracted supply of U3O8 for 2005 through 2007. This compares to 42% of the contracted supply of U3O8 for 2004 through 2006.

For the period 2005 through 2007, Cameco’s five largest UF6 conversion customers are anticipated to account for approximately 37% of the company’s contracted supply of UF6 conversion services. Cameco is currently the only commercial supplier of UO2 for use in Canadian Candu heavy water reactors with sales to its largest customer, OPG, accounting for approximately 31% of the Company’s UO2 sales in 2004. The loss of any of these large customers, or any significant curtailment of purchases or lack of timely payments could have a material adverse effect on Cameco’s financial performance.

Use of Derivatives

Cameco may use financial derivatives to assist in mitigating its exposure to fluctuations in gold price and foreign exchange rates. A derivative is entered into as a hedge against specific economic and transactional exposures. Cameco does not enter into derivative contracts for speculative purposes. However, derivatives bring with them an exposure to counterparty default.1 As of December 31, 2004, Cameco’s exposure is predominantly with counterparties that had credit ratings of A+ or higher. Accordingly, Cameco believes the risks of default are low and the benefits derived from using derivatives outweigh the risks.

Although the company seeks to manage its credit risk exposure in connection with financial derivatives, there can be no assurance that the company will be successful.

Foreign Exchange Risk

The US/Canadian foreign exchange rate at December 31, 2003 was $1.2924 and averaged $1.3015 during 2004. Most of the company’s revenues are in US dollars with a majority of its costs in Canadian dollars. To reduce its currency risk, at December 31, 2004, Cameco had sold forward $748 million (US). These hedges are expected to yield an average exchange rate of $1.3010. The mark-to-market gain on these positions was $68 million (Cdn) at December 31, 2004 based on a year-end exchange rate of $1.2036.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2004, deferred revenue to be recognized in future years totalled $23 million.

Although Cameco utilizes a hedging program to manage its exchange rate exposure, there can be no assurance that such a program will be successful.

Political Risk

The company has diversified its political risk internationally. The Kumtor gold mine is located in the Kyrgyz Republic, a country formerly part of the Soviet Union. The mine is the largest foreign investment in the country and represented about 7% of the country’s gross domestic product, 44% of export earnings and 40% of total industrial production in 2003, the latest date for which information is available. The importance of Kumtor in relation to the rest of the Kyrgyz economy has meant that Kumtor has maintained a very high profile within the country. This level of attention is not without risk; however, it has also been of benefit in ensuring continued efficient operations.

[1] Counterparty default would occur if the other party in a derivative contract is unable to perform its obligations at the time of contract maturity, resulting in the intended hedge being of no value. This concern is addressed by dealing with a variety of counterparties and primarily only those of high credit quality and limiting the amount and duration of the exposure. A measure of default risk is the mark-to-market value of a hedge position. This value is the difference between the price at which a derivative contract was entered into and its current market value. A mark-to-market gain indicates that the company has that amount of value at risk should its counterparties default. A mark-to-market loss represents the amount of value Cameco would have to pay should the hedge position need to be settled immediately.

Cameco also owns a 60% interest in Joint Venture Inkai (JVI), which is developing a uranium mine in the Republic of Kazakhstan. Through KazAtomProm, the Republic of Kazakhstan owns the remaining 40% of JVI. Cameco has agreed to provide funding of up to $40 million (US) to JVI for project development of which $28 million (US) has been funded to the end of 2004. Test mining continued through 2004. The feasibility study was approved in 2005. To date, the Kazakhstan government has supported the project, but there is no assurance that support will continue for the project’s duration.

Cameco also owns a 52.7% interest in Centerra, which owns 95% of the Boroo gold project in Mongolia. At Boroo, commercial production was achieved on March 1, 2004. The investment in Boroo may be exposed to adverse political developments that could affect the economics of the project. The Mongolian government has supported the project to date, but there is no assurance that support will continue for the project’s duration.

Cameco’s investment in these operations may be exposed to adverse political developments that could affect the economics of each operation. The company has made an assessment of the political risk associated with each of its foreign investments and has purchased political risk insurance to mitigate losses as deemed appropriate.

There can be no assurance that political risk insurance would continue to be available at any time or that particular losses Cameco may suffer with respect to its foreign investments will be covered by the insurance. These losses could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition if not adequately covered by insurance.

Insurance

Cameco purchases insurance to mitigate losses that may arise from certain liability and property risks. The cost of this insurance and the specific protection provided by the policies vary from year to year depending on conditions in the insurance market. Although general insurance market conditions continued to be difficult in 2004, renewed interest from underwriters in the mining sector resulted in the availability of more capacity at improved premiums.

Cameco believes that the insurance program it has in place continues to prudently address its major liability and property risk exposures.

Higher levels of uncertainty in the insurance market are expected to continue for at least a few more years. During this time, the availability of certain types of insurance coverage that Cameco has purchased in the past may be significantly reduced and/or the cost to acquire insurance may significantly increase.

Although Cameco maintains insurance to cover some of these risks and hazards in amounts Cameco believes to be reasonable, this insurance may not provide adequate coverage in all circumstances. No assurance can be given that Cameco’s insurance will continue to be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Also, Cameco may be subject to liability or sustain loss for certain risks and hazards against which Cameco cannot insure or which Cameco may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

Operations Risk

Cameco’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, catastrophic accidents, labour disputes, blockades or other acts of social activism, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures, cave-ins, adverse mining conditions and underground flooding) and encountering unusual or unexpected geological conditions. Due to the unique nature of the deposits at McArthur River and Cigar Lake, technical challenges exist involving groundwater, rock properties, mining methods, radiation protection and ore handling and transport. The company also contracts for the transport of its uranium and uranium products to refining, conversion and enrichment facilities in North America and Europe, which exposes the company to transportation risks. Many of the foregoing risks and hazards could result in damage to, or destruction of, the company’s mineral properties or refining or conversion facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the company’s mines or refining or conversion facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium and uranium products, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining, refining, conversion and transport, additional costs and risks are incurred by the company on a regular and ongoing basis.

Safety, Health and Environmental Risk

Cameco is subject not only to the normal worker health, safety and environmental risks associated with all mining and chemical processing, but also to additional risks uniquely associated with uranium mining, milling and conversion operations.

In 2001, to better manage these risks and to enhance its quality culture, Cameco embarked upon the design and implementation of an integrated quality management system (QMS). Program development continued in 2003. The QMS was implemented at Cameco’s Canadian uranium sites to a degree that meets the CNSC requirements by the end of 2004. The complete QMS implementation at Canadian uranium operating sites and related head office requirements is scheduled to be finalized by the end of 2005. Cameco also continues to utilize an environmental management system at its operations. The company received its initial ISO 14001 certification at its Port Hope conversion facility in 2000, which in turn received its re-certification in 2003. The Blind River refinery was first certified in 2002 and successfully re-certified in January 2005. Certification was received at both the McArthur River mine and the Key Lake milling operation in 2003. Both of these sites are scheduled for re-certification in 2005.

Also in conjunction with the QMS program, Cameco is reviewing its existing health and safety management system, based upon principles similar to those in the ISO series of management systems and identifying ways to further implement it and integrate it with QMS. Work is under way to integrate the health and safety, environmental, and quality management systems into one integrated system at the corporate level in 2005. For 2004, on a combined basis, Cameco, its subsidiaries and long-term contractors achieved an accident frequency of 0.32 lost-time accidents per 200,000 person hours worked, which was improved form 2003’s 0.66.

Regulators must approve the startup, continued operation and decommissioning of many of Cameco’s facilities. These facilities are subject to numerous laws and regulations regarding safety and environmental matters and the management of hazardous wastes and materials.

Significant economic value is dependent on the company’s ability to obtain and renew licences necessary to operate. The Canadian Nuclear Safety Commission (CNSC) approved renewal of the operating licences for Key Lake and McArthur River on October 25, 2004 and they are valid until October 31, 2008.

Cameco continues to face challenges from the burden of increasing regulatory demands and costs from the CNSC, Canadian Environmental Assessment Agency, and other federal and provincial regulators. In particular, the lead regulator, CNSC, is increasing the regulatory burden as a result of the implementation of the Canadian Nuclear Safety and Control Act. In addition the CNSC and Environment Canada are calling for more stringent environmental monitoring and environmental performance, based on precautionary principles, of uranium mining and milling operations.

Operational changes are increasingly subject to regulatory approval that may include delays due to longer and more complex regulatory review and approval processes. These increasing requirements are expected to continue to result in higher administration costs and capital expenditures for compliance. The increasing complexity of the regulatory approval process reduces the flexibility of the company to make operational changes in a timely fashion.

Cameco expends significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, “laws”) drawn from a number of jurisdictions. The historical trend toward stricter environmental laws is likely to continue. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining sites and other environmental matters, each of which could have a material adverse effect on Cameco’s exploration, operations or the cost or the viability of a particular project.

Cameco’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met and Cameco’s right to continue operating Cameco’s facilities is, in a number of instances, dependent upon compliance with these conditions. Failure to meet certain of these conditions could result in interruption or closure of exploration, development, mining operations or refinery and conversion operations or material fines or penalties, all of which could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

Reclamation and Decommissioning

The company actively plans for the closure, reclamation and decommissioning of its operating sites. Decommissioning and reclamation costs may increase over time due to increasingly stringent regulatory requirements. Periodically, Cameco re-estimates its total decommissioning and reclamation costs, based on current operations to date, for its operating assets. At the end of 2004, the estimate was $237 million. The majority of such expenditures are typically incurred at the end of the useful lives of the operations to which they relate and, therefore, only a very small percentage of total estimated costs is expected to be incurred over the next five years. See note 7 to the consolidated financial statements.

At the end of 2004, Cameco’s accounting provision for future reclamation costs totalled $167 million. To provide financial assurances for these costs, Cameco has provided letters of credit (LOCs), where required. Cameco’s LOCs totalled $204 million at the end of 2004, of which $164 million was related to reclamation and decommissioning activities.

Since mid-2001, all Cameco’s North American operations have in place letters of credit providing financial assurance, which are aligned with preliminary plans for site-wide decommissioning. Beginning in 1996, the company has conducted regulatory-required reviews of its decommissioning plans for all Canadian sites. These periodic reviews are done on a five-year basis, or at the time of an amendment to an operating licence, or if at renewal, there has been a material change to the site. Reclamation and decommissioning obligations represent unfunded liabilities of the company.

Electricity Business Risks

Through its interest in Bruce Power, Cameco is exposed to various business risks associated with the generation and marketing of electricity. The following discusses some, but not all, risks associated with this business.

In Ontario, political risk results from uncertainty over the future direction of government energy policies. This risk was amplified in late 2002 when the Ontario government abandoned the deregulation of the retail electricity market. Thus far, the wholesale market remains unregulated, but there can be no assurance that this will continue. Political risk is beyond the control of Bruce Power.

Of the remaining risks, the most significant is directly related to the operating performance of Bruce Power’s generating assets. Bruce Power manages this risk through preventive maintenance to improve overall equipment reliability, by adopting more efficient operational processes and by improving employee performance at all levels.

Another category of risk is electricity price. Bruce Power mitigates this risk by entering into long-term, fixed-price supply contracts with reliable customers for the delivery of a significant portion of its annual generation. Electricity generated, but not covered by such contracts, is sold on the wholesale spot market and is subject to prices in effect at the time of delivery.

Most long-term supply agreements obligate Bruce Power to deliver electricity at a predetermined contractual price. Credit risk arises from these contracts. On the one hand, the counterparty must have the financial resources to take delivery and pay for contracted electricity. On the other hand, if quoted forward market prices exceed contracted prices, then the counter-party has the right, in most cases, to request financial assurance to mitigate the possibility that Bruce Power does not deliver the electricity as contracted. In such circumstances, Cameco’s contingent obligations may increase if it is called upon to guarantee its share of Bruce Power’s obligation.

To maintain the economic benefit of the electricity supply contracts, Cameco and its partners must have the financial ability to address this credit risk.

A further risk category relates to the transmission grid. The ability of Bruce Power to deliver electricity to its customers is dependent on the provincial transmission grid, owned and maintained by Hydro One, an Ontario provincial Crown corporation. Bruce Power’s ability to deliver power to customers is also dependent on the inter-linked North American power grid. Any adverse conditions such as severe weather or inadequate maintenance that results in unreliable performance by the grid could cause significant financial loss to Bruce Power. Transmission grid risks are beyond Bruce Power’s control.

Bruce Power’s anticipated contribution to Cameco’s financial results in a given year could be significantly impacted if the aggregate capacity factor is less than expected due to planned outages extending significantly beyond their scheduled periods or if there are one or more unplanned outages which, in aggregate, are for an extended period.

Bruce Power is subject to extensive federal regulation with respect to nuclear waste management. Failure to comply with such regulation could lead to prosecution and could subject Bruce Power to fines and other penalties, including the revocation of operating licences for its nuclear generation facilities.

The occurrence of any of these events could adversely affect Bruce Power’s expected contribution to Cameco’s financial results.

Cameco indirectly owns 31.6% of limited partnership interest in Bruce Power, and as a result, does not have control over the declaration and payment of cash distributions by Bruce Power.

CRITICAL ACCOUNTING ESTIMATES

Cameco prepares its consolidated financial statements in accordance with Canadian GAAP. In doing so, management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Management bases its estimates and judgments on its own experience, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and various other factors believed to be reasonable under the circumstances. Management believes the following critical accounting estimates reflect its more significant judgments used in the preparation of the consolidated financial statements.

Depreciation and depletion on property, plant and equipment is primarily calculated using the unit of production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated recoverable ore reserves. Estimates of lifetime production and amounts of recoverable reserves are subject to judgment and significant change over time. If actual reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.

Significant decommissioning and reclamation activities are often not undertaken until substantial completion of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or recoverable reserves may result in a material change in the amount charged to earnings. Cameco accounts for its obligations associated with the retirement of tangible long-lived assets in accordance with CICA Handbook Section 3110, Asset Retirement Obligations.

Cameco assesses the carrying values of property, plant and equipment, and goodwill annually or more frequently if warranted by a change in circumstances. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A material change in assumptions may significantly impact the potential impairment of these assets.

Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. As long as these instruments are effective, they have the effect of offsetting future changes in these underlying rates and prices. Future earnings may be adversely impacted should these instruments become ineffective.

Cameco operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating the income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, valuation allowances, changes in tax laws and management’s expectations of future results. Cameco estimates future income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as future tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.

ACCOUNTING CHANGE

In January 2005, Cameco revised the accounting for the non-routine and complex restructuring transactions that helped create Centerra Gold Inc., resulting in a restatement of the previously issued interim financial statements for the periods ended June 30, 2004 and September 30, 2004. The original accounting for these transactions had been carefully analysed and assessed by management and reviewed by our external auditors.

The change to the accounting for the restructuring transactions resulted from a final review in the course of preparing the year-end audited financial statements, when a decision was reached by management and our external auditors that a more appropriate basis of accounting for the transactions existed. Cameco has concluded that the use of a less appropriate method of accounting could be deemed to be the result of a significant deficiency in the design or operation of its internal controls regarding the application of generally accepted accounting principles and the review process of the implementation of accounting guidance.

In reassessing the practice that ultimately led to the change in accounting with respect to the restructuring transactions for Centerra Gold Inc., Cameco has determined that a corporate policy is required to formalize the current practice with respect to the review, assessment and conclusion on the accounting treatment for non-routine or complex transactions, changes in accounting policy and accounting decisions that involve significant application of professional judgment. This policy will include:

•	Ongoing, regular monitoring of the appropriateness of existing accounting policies including emerging issues and trends,

•	Management’s responsibility to seek independent third-party advice with respect to accounting matters related to non-routine or complex transactions or areas involving significant professional judgment; and,

•	Regular formal reports from management to the audit committee on current accounting policies, emerging issues and trends, non-routine or complex transactions and accounting matters involving significant professional judgment or estimates to enable the audit committee to strengthen oversight.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this document. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Additional information related to your company including Cameco’s annual information form is available at www.sedar.com and www.cameco.com.